Annual Report
June 30, 1996

STEIN ROE
BOND FUNDS

Intermediate Bond Fund
Income Fund

Photographic image of two men and a girl on a bridge.

Graphic: Stein Roe Logo
Stein Roe Mutual Funds
Building Wealth for Generations (sm)

Contents

From the President................................................   1
   Tim Armour's thoughts on the markets and investing

Performance.......................................................   4
   How the Stein Roe bond funds have done over time

Q&A
Intermediate Bond Fund............................................   7
Income Fund.......................................................   10
   Interviews with the portfolio managers and a summary of major shifts in the Funds' investments over the past 12 months

Investments.......................................................   16
   A complete list of each Fund's investments with market values

Financial Statements..............................................   24
   Balance sheets, statements of operations, and changes in net assets

Notes to Financial Statements.....................................   28

Financial Highlights..............................................   32
   Selected per-share data

Report of Independent Auditors....................................   36

General Information...............................................   37
   A guide to products and services

From the President

TO OUR SHAREHOLDERS

We are pleased to present this annual report for the Stein Roe bond funds -- Stein Roe Intermediate Bond Fund and Stein Roe Income Fund.

CHANGING WINDS
After more than a year of monetary tightening that successfully slowed economic growth and inhibited inflation, the Federal Reserve embarked on a new interest rate strategy early in the Funds' fiscal year. Spurred by slowing government spending, declining auto sales, fewer housing starts, and flatter holiday retail sales, the Federal Reserve began to trim the benchmark federal funds rate target, reducing it from 6.00 percent to 5.75 percent in July 1995, then to 5.50 percent in December 1995, and finally to 5.25 percent in January 1996. The bond market rallied.
   But the celebration was short-lived. As Washington failed to reach a balanced budget agreement and currency speculators played U.S. and Japanese interest rates against each other, the bond market weakened. Bond investors seemed willing to brush off these events, however, as two government shutdowns delayed key economic reports and hinted at continued economic sluggishness and further rate cuts. In early March, however, an astonishing payroll report put the number of jobs created at the highest level since January 1995. This data suggested far stronger economic growth than anyone had anticipated, which in turn implied a possible spike in inflation -- the bane of bondholders. As a result, many believed the Federal Reserve would have to raise short-term interest rates to keep inflation under control. The bond markets plummeted. In fact, the sell-off was so sharp that it prompted comparisons to 1994, when a sudden change in market sentiment regarding interest rates contributed to one of the worst bear bond markets in history.


GOOD NEWS
The bond market ended an otherwise dismal first half of 1996 on a positive note, however. The yield on the benchmark 30-year Treasury bond, which had reached a mid-June peak of 7.2 percent, eased by month's end, indicating the bond market finally may have brushed off the reverberations of stronger-than-expected economic reports -- at least for the time being. This was particularly good news for bond investors since, before this turnaround, June figured to be the fifth consecutive losing month for bonds in terms of total return. Previously, even in bear bond markets, stretches of four losing months had invariably been followed by a rebound of at least one or two months.


Photographic image of Tim Armour.

   The fixed income markets remain volatile, however. And although the bond market has, in effect, tightened monetary policy already, without the Federal Reserve having to raise a hand -- or interest rates -- the possibility of a rate hike remains. That's because the economy appears to be growing at a fairly robust pace, with economic growth expected to top 3.5 percent for the second quarter. At the same time, unemployment continues to hover at near-record lows. But while recent economic reports increase the chance of a rate hike, they in no way guarantee one. While we believe it's possible that the Federal Reserve might raise interest rates a quarter to a half percentage point at its next meeting, we think economic growth will slow later in the year of its own accord, preventing the need for any further rate increases. So while some volatility may continue in the near term, we believe the bond market may stabilize by year-end 1996.
   In fact, we believe bonds represent an attractive investment right now. Because stocks are generally considered riskier than bonds, the stock market's rate of return, as measured by the S&P 500, is usually about 2.5 percentage points above the yield of the 10-year Treasury bond. Lately, however, the spread has closed to less than 1.5 points, which is narrower than at any time since the summer of 1987. Historically, whenever the stock market has moved into this territory, it has usually foreshadowed either a stock market correction or a period of relatively flat performance. Consequently, we think bonds could be a safe refuge in the months ahead.

THE BASICS
While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon. And try to follow a regular investment plan. By investing a certain amount of money each month or quarter, you can take advantage of dollar-cost averaging. Of course, not everyone is in a position to follow a regular investment plan. And it neither ensures a profit nor protects against a loss in a declining market. This simple strategy, however, can help you turn market volatility to your advantage.
   Please call us at 800-338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

   Sincerely,

   Timothy K. Armour
   President
   July 25, 1996

Fund Performance

There are several ways to evaluate a fund's historical performance. You can look at the cumulative return percentage, the average annual return percentage, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when fixed income securities grow in value).

                         Average Annual Total Returns
                          Periods ended June 30, 1996
                                        PAST 1    PAST 3    PAST 5     PAST 10
                                         YEAR      YEARS     YEARS      YEARS
INTERMEDIATE BOND FUND                   5.76%     5.04%     7.88%      7.65%
Lehman Intermediate Government/
  Corporate Index                        5.01      4.95      7.65       8.00
INCOME FUND                              5.70      5.79      9.37       8.65
Lehman Intermediate
  Corporate Bond Index                   5.34      5.74      8.71       8.76


PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Lehman Intermediate Government/Corporate Index and the Lehman Intermediate Corporate Bond index are unmanaged groups of fixed income securities that differs from the composition of each Stein Roe Fund; they are not available for direct investment.

Investment Comparison

COMPARISON of change in value of a $10,000 investment for the years ended June
30.

INTERMEDIATE BOND FUND
GRAPH:
YEAR ENDED        INTERMEDIATE     LEHMAN INTERMEDIATE GOVERNMENT/
                  BOND FUND        CORPORATE INDEX
6/30/86           10000            10000
6/30/87           10340            10557
6/30/88           11060            11365
6/30/89           12270            12527
6/30/90           12920            13507
6/30/91           14290            14928
6/30/92           16290            16893
6/30/93           18020            18666
6/30/94           17940            18619
6/30/95           19750            20550
6/30/96           20892            21580

INCOME FUND
GRAPH:
YEAR ENDED        INCOME FUND      LEHMAN INTERMEDIATE
                                   CORPORATE BOND INDEX
6/30/86           10000            10000
6/30/87           10770            10638
6/30/88           11780            11521
6/30/89           13080            13014
6/30/90           13400            14003
6/30/91           14650            15475
6/30/92           16890            17866
6/30/93           19360            20349
6/30/94           19230            19967
6/30/95           21690            22986
6/30/96           22934            24162

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. These graphs compare the performance of Stein Roe's Funds to the Lehman Intermediate Government/Corporate Index and the Lehman Intermediate Corporate Bond Index, each an unmanaged group of fixed income securities that differs from the composition of each Stein Roe Fund; they are not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

Investment Comparison Continued
                        MAKING THE MOST OF PERFORMANCE
     The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.
    That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds helps to provide diversification, and, as a result, can help to reduce a portfolio's risks. And because bond funds have an income component, bond portfolio returns tend to be less volatile than stock funds. Nonetheless, bond fund share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a downturn in the market, you might lose money. If you can ride out the market's ups and downs, however, your fund might achieve a gain.
     No one can make your financial decisions better than you. We hope this annual report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a Stein Roe account representative at 800-338-2550.

Q&A
                                   FUND DATA
   INVESTMENT OBJECTIVE:
   Seeks high current income consistent with capital preservation by investing primarily in a diversified portfolio of marketable debt securities. The dollar-weighted average life of its portfolio is expected to be between three and 10 years.

   FUND INCEPTION:
   December 5, 1978

   TOTAL NET ASSETS:
   $298.1 million

   Photographic image of Mike Kennedy.

Q: HOW DID THE FUND PERFORM?
A: The Fund did well. At 5.76 percent, Intermediate Bond Fund's one-year total return outstripped both the 5.01 percent return of the Lehman Intermediate Government/ Corporate Index and the 4.31 percent median return of the Lipper intermediate investment-grade debt peer group. As of June 30, 1996, the Fund's 30-day standardized yield was 6.65 percent.

Q: WHAT WERE THE STRONGEST CONTRIBUTORS TO YOUR PERFORMANCE?
A: Performance was led by the Fund's holdings of mortgage-backed securities, which benefited from rising interest rates and a resulting drop in mortgage prepayments. But our international exposure, in the form of Yankee bonds, also has boosted the Fund's return -- these securities continue to perform well.
   Finally, the Fund benefited when, prompted by credit rating pressure, we eliminated our position in TCI. The security was downgraded shortly after we sold it.

Q: ARE YANKEE BONDS STILL LOOKING ATTRACTIVE TO YOU?
A: Yes. Yankee bonds are foreign issues of dollar-denominated bonds. While our economists are forecasting a slowing of growth in the United States, we're still seeing positive trends in many foreign countries, particularly in Europe and much of Asia, where markets are growing and environments appear favorable to business. We think the outlook for international investing remains strong.
   And we've found what we think are some very attractive issues, including Sampoerna, an Indonesian tobacco company. Foreign issues are capped by what's known as a "sovereign ceiling" -- the rating that Standard & Poor's or Moody's has assigned to the country the issuer is based in. Without the sovereign ceiling, we think Sampoerna would be a higher-rated company. With very little debt and good market prospects, we think it's a solid company, and it is attractively priced.
   Foreign bonds generally offer a yield premium because they are less familiar to investors than domestic issues. As investors become increasingly comfortable with foreign issues, that yield premium is beginning to disappear. We've already been able to benefit by buying early, but because we think the spreads can tighten still more, we remain interested in these credits.

Q: HAVE YOU CHANGED YOUR INVESTMENT STRATEGY IN RECENT MONTHS?
A: We're expecting a slowdown in growth later in 1996 and, as a result, many of our recent purchases have focused on issuers that we believe will perform well in a slower-growth environment. These include Public Service of Colorado, a low-cost electric utility that we think is unusually strong; and Loewen, a funeral home company that was attractively priced after the company was burdened by some legal issues. Prior to our purchase, the company rebounded from its problems and we believe its prospects are good.

Q: WHAT'S YOUR OUTLOOK?
A: We don't believe we are being well compensated for taking on extra credit risk, and, consequently, we expect to upgrade the credit quality of the portfolio in coming months. And while we expect to trim our mortgage holdings slightly, we plan to maintain a core holding of mortgages totaling roughly 20 percent to 25 percent of the portfolio. In addition, in preparation for the "fourth quarter effect" -- a seasonal trend during which Treasuries typically outperform corporate and mortgage-backed securities in the fourth quarter -- we expect to shift assets, on a strategic basis, from corporate and mortgage-backed securities to Treasuries.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice to the Fund. Absent past limits, the Fund's 30-day standardized yield at June 30, 1996, would have been 6.60 percent and total return would have been less. The Lehman Intermediate Government/ Corporate Index represents an unmanaged group of intermediate-term bonds that differs from the composition of the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's intermediate investment-grade debt fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were 4.31 percent, 7.54 percent and 7.61 percent, respectively. Foreign investments involve currency, market and political risks not generally associated with U.S. investments.

Fund Highlights
                            Intermediate Bond Fund
                           SECURITIES TYPE BREAKDOWN
                                                PORTFOLIO          PORTFOLIO
                                              JUNE 30, 1995      JUNE 30, 1996
Corporate Bonds                                      32.1%               33.2%
Mortgage-Backed Securities                           33.6                30.5
Yankee Bonds                                          4.3                24.0
Asset-Backed Securities                               7.0                 5.9
Federal Agency Securities                             8.6                 --
U.S. Treasury Securities                             10.3                 0.9
Cash and Equivalents                                  4.1                 5.5
Total                                                 100%                100%

                                 AVERAGE LIFE
PIE CHART:
As of June 30, 1995                         As of June 30, 1996
LESS THAN 1 YEAR (9.0%)                     LESS THAN 1 YEAR (9.1%)
1-5 YEARS (40.0%)                           1-5 YEARS (28.6%)
5-10 YEARS (49.0%)                          5-10 YEARS (55.7%)
OVER 10 YEARS (2.0%)                        OVER 10 YEARS (6.6%)

                               PORTFOLIO QUALITY
PIE CHART:
As of June 30, 1995                 As of June 30, 1996
AAA/AGENCY (44.0%)                  AAA/U.S. GOVERNMENT (26.7%)
AA (4.0%)                           AA (11.1%)
A (16.0%)                           A (24.8%)
BBB (28.0%)                         BBB (23.4%)
BB (8.0%)                           BB (14.0%)

Q&A
AN INTERVIEW WITH ANN BENJAMIN, PORTFOLIO MANAGER OF INCOME FUND
                                   FUND DATA

   INVESTMENT OBJECTIVE:
   Seeks high current income by investing principally in medium-quality debt securities. The Fund also may invest in higher-quality securities and, to a lesser extent, lower-quality securities which may involve greater credit and other risk.

   FUND INCEPTION:
   March 5, 1986

   TOTAL NET ASSETS:
   $309.6 million

   Photographic image of Ann Benjamin.

Q: HOW DID THE FUND PERFORM?
A: For the year ended June 30, 1996, Income Fund posted a total return of 5.70 percent, outpacing both the 5.34 percent return of the Lehman Intermediate Corporate Bond Index and the 4.05 percent median return of its Lipper corporate debt BBB peer group. As of June 30, 1996, the Fund's 30-day standardized yield was 7.36 percent.
   Income Fund's solid performance was primarily driven by our significant weighting in high-yield debt (31 percent of total net assets on June 30, 1996), which has dramatically outperformed investment-grade debt in the past year.

Q: INCOME FUND'S ASSETS HAVE SWELLED BY MORE THAN $130 MILLION SINCE JUNE 30, 1995. WHAT DROVE THAT GROWTH?
A: High-yield corporate bonds tend to behave like equities, meaning they generally are more sensitive to changes in the condition of the corporation that issues them than to the interest rate environment. So when an issuing company is benefiting from a strong economy, its bonds tend to benefit as well. As a result, high-yield bonds have captured the attention of equity investors as well as fixed income investors. In fact, funds in our Lipper peer group -- funds that invest in a combination of investment-grade and high-yield bonds -- have taken in more than $3.6 billion in new assets since June 30, 1995, an increase of 21 percent.(1)
   But perhaps the most significant factor in the Fund's growth occurred in January 1996, when Liberty Mutual Insurance Company -- the parent company of Stein Roe's own parent, Liberty Financial Companies -- added Income Fund to the investment choices available in its employee Thrift Incentive Plan (TIP). This plan, which has 20,000 participants, is very similar to a 401(k) plan. Liberty's decision to include us in its TIP sparked an $80 million cash infusion for the Fund in the last two weeks of January.

Q: WHAT WAS YOUR STRATEGY FOR HANDLING THIS LARGE AN INFLOW?
A: Generally, an investment manager doesn't want to receive large cash inflows during a rising-rate environment, because rising rates tend to depress the yield of older bonds, which were issued at lower rates. And that makes finding bonds with attractive yields more difficult, because everyone wants to invest in them.
   Still, a bond manager will usually prefer to be invested rather than hold large sums in cash, so that he or she can benefit as much as possible from favorable market movements. As a result, bond managers will often invest large inflows into Treasury bonds until they can locate more promising issues. This was precisely our situation early in 1996, when the most concentrated of the inflows occurred. I invested those inflows into Treasuries, then swapped those Treasuries into higher-yielding securities as they became available.

Q: HIGH-YIELD BONDS TURNED IN A RIVETING PERFORMANCE DURING THE FUND'S FISCAL YEAR. DO YOU EXPECT THIS TO CONTINUE?
A: All investments experience cycles of performance -- often spurred by supply and demand factors -- and high-yield securities are no exception. Typically, high-yield bonds tend to outperform investment-grade issues in the first two quarters of the calendar year. Then, in the second half of the year, spreads tend to widen as demand subsides. I wouldn't be surprised to see high-yield bonds underperform Treasuries in the third and fourth quarters of 1996. As a result, we may trim our high-yield position somewhat in coming months.
   The exception here is Yankee bonds. These bonds continue to offer a yield premium, in part because they are foreign, which carries more risk than a domestic issue. And, contrary to the current slowing economic trends in the United States, we're still seeing a lot of growth potential overseas, particularly in Europe and Asia.

Q: WHERE ARE YOU FINDING OPPORTUNITIES NOW?
A: The focus recently has been on casinos, Yankee bonds and broadcasting. Broadcasting communications companies seem to be benefiting from recent legislation. And because retail sales have been somewhat soft, we think people are now spending their money on leisure activities rather than retail products: casinos are enjoying record cash flows; the airports are jammed with vacationers. We're following the consumer.
   Among our recent purchases are Societe Generale, one of the largest banks in France; the Export/Import Bank of Korea, a government-controlled financial institution that promotes trade; Harvey Casino, a diversified casino entity; JayCor Communications, a large radio broadcaster; and Greenwich Air Services, the largest aircraft engine servicer worldwide. We also bought Loewen, a funeral home operator. We think funeral homes are a very stable industry -- a desirable characteristic if domestic economic growth slows, as our economists are forecasting.

Q: HAVE YOU MADE ANY OTHER CHANGES TO THE PORTFOLIO?
A: With indications of soft retail sales and growing delinquencies in credit card payments, we trimmed our holdings of consumer-related businesses.

Q: WHAT IS YOUR OUTLOOK FOR THE FUND?
A: We believe interest rates will rise in the near term. As a result, we're shortening duration and buying shorter callable paper, which tends to be more stable in a bear bond market. I'd say the Fund's position is neutral to bearish.

1 Strategic Insight, May 31, 1996

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Adviser currently limits expenses to 0.82 percent of average net assets, effective through October 31, 1998. Absent past limits, the Fund's 30-day standardized yield at June 30, 1996, would have been 7.33 percent and total return would have been less. The Lehman Intermediate Corporate Bond Index is an unmanaged group of intermediate- and long-term bonds that differs from the composition of the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's corporate debt BBB fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were 4.05 percent, 8.96 percent and 8.45 percent, respectively.
     Foreign investments involve currency, market and political risks not generally associated with U.S. investments.
     Investing in high-yield bonds involves greater credit and other risks not associated with investing in higher-quality securities.

Fund Highlights
                                  Income Fund
                           SECURITIES TYPE BREAKDOWN
                                                PORTFOLIO          PORTFOLIO
                                              JUNE 30, 1995      JUNE 30, 1996
Industrial                                        16.0%               17.8%
Financial                                         14.1                20.5
Utilities                                         15.7                 8.5
U.S. Government Securities                        12.6                 4.5
Foreign Sovereign Bonds                            3.7                 7.7
Miscellaneous                                     34.2                36.9
Cash and Equivalents                               3.7                 4.1
Total                                              100%                100%

                                   MATURITY
PIE CHART:
As of June 30, 1995                         As of June 30, 1996
LESS THAN 1 YEAR (5.0%)                     LESS THAN 1 YEAR (0.7%)
1-5 YEARS (9.0%)                            1-5 YEARS (15.1%)
5-10 YEARS (64.1%)                          5-10 YEARS (69.5%)
10-20 YEARS (18.6%)                         10-20 YEARS (10.9%)
OVER 20 YEARS (3.3%)                        OVER 20 YEARS (3.8%)

                               PORTFOLIO QUALITY

PIE CHART:
As of June 30, 1995                         As of June 30, 1996
A (11.0%)                                   A (20.5%)
BBB (37.5%)                                 BBB (30.2%)
BB (25.3%)                                  BB (25.5%)
B/NR* (3.7%)                                B/NR* (7.7%)
TREASURY/AAA/AGENCY (16.1%)                 TREASURY/AAA/AGENCY (4.8%)
AA (6.4%)                                   AA (11.3%)
*NONRATED

                     Shareholders Approve Four Proposals

At a special meeting on June 18, 1996, shareholders of Stein Roe
Intermediate Bond Fund and Stein Roe Income Fund voted to approve proposals relating to an election of each Fund's Board of Trustees, modifications to certain investment policies, and new management and administrative agreements. The approved proposals include:

(A) Expansion of Board of Trustees
Each Fund's Board was expanded from seven to nine members; nine members were elected to each Board. This expansion will help Stein Roe to facilitate the transition of responsibilities from retiring board members to new board members over an 18-month period.

(B) Interfund Borrowing
(C) Interfund Lending
Cash management is an important part of the investment process for mutual funds. An interfund lending program -- a program that allows mutual funds to borrow cash from and lend cash to each other -- gives the funds an additional credit facility to meet emergency needs at terms that would be at least as favorable as a third party transaction, such as a bank line of credit. Stein Roe expects to engage in interfund borrowing only when we think it would be more favorable to both funds than borrowing from a third party.

(D) Administrative and Management Agreements
Each Fund's Investment Advisory Agreement is replaced by separate a) Administrative and b) Portfolio Management Agreements. These new agreements essentially carry forward, under two separate agreements, the investment advisory and management services Stein Roe & Farnham already provides to each Fund. Separate agreements will facilitate, at a future date, the pooling of each Fund's assets with assets of other funds that have identical investment objectives. The resulting larger pool of assets would be managed by Stein Roe & Farnham.

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   INTERMEDIATE BOND FUND.....  35,479,708   19,226,675
   A) Expansion of Board of Trustees
       Timothy K. Armour......                             18,883,179      343,496
       Kenneth L. Block.......                             18,866,988      359,687
       William W. Boyd........                             18,891,969      334,706
       Lindsay Cook...........                             18,871,383      355,292
       Douglas A. Hacker......                             18,823,231      403,444
       Francis W. Morley......                             18,869,568      357,107
       Charles R. Nelson......                             18,903,043      323,632
       Thomas C. Theobald.....                             18,858,589      368,086
       Gordon R. Worley.......                             18,801,832      424,843
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                    17,127,906       933,647    1,165,122
   C) Interfund Lending                      17,048,228     1,016,803    1,161,644
   D) Administrative and
      Management Agreements
       a) Administrative                     17,094,245       850,845    1,281,585
       b) Management                         17,070,626       864,452    1,291,597
                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   INCOME FUND................  30,627,125   21,626,830
   A) Expansion of Board of Trustees
       Timothy K. Armour......                             21,498,156      128,674
       Kenneth L. Block.......                             21,486,398      140,432
       William W. Boyd........                             21,498,450      128,380
       Lindsay Cook...........                             21,489,688      137,142
       Douglas A. Hacker......                             21,455,796      171,034
       Francis W. Morley......                             21,473,320      153,510
       Charles R. Nelson......                             21,501,093      125,737
       Thomas C. Theobald.....                             21,462,760      164,070
       Gordon  R. Worley......                             21,473,150      153,680
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                    18,790,080       478,354    2,358,396
   C) Interfund Lending                      18,783,414       485,685    2,357,731
   D) Administrative and
      Management Agreements
       a) Administrative                     18,967,343       265,253    2,394,234
       b) Management                         18,962,670       277,170    2,386,990

INTERMEDIATE BOND FUND
Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                                     Principal        Market
LONG-TERM OBLIGATIONS  (94.5%)                                         Amount         Value
U.S. GOVERNMENT OBLIGATION (0.9%)
U.S. Treasury Bond 7.125% 2/15/23....................                 $ 2,750        $ 2,779
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED SECURITIES (15.6%)
Federal Home Loan Mortgage Corporation Gold
   12.000% 7/01/20...................................                   4,440          5,006
Federal Home Loan Mortgage Corporation
   Remic Trust Series 11-C 9.500% 4/15/19............                     315            327
Federal National Mortgage Association
   9.148% 6/01/97 (Multi Family Housing) Floating Rate                    156            156
   8.500% 4/01/01....................................                       2              2
   8.500% 5/01/03....................................                      25             26
   8.500% 9/01/03....................................                     104            108
   8.500% 11/01/03...................................                     224            232
   6.000% 4/01/09....................................                  13,025         12,376
   11.250% 11/01/13 (FHA/VA guaranteed)..............                     284            317
   6.000% 1/01/24....................................                     948            868
   6.000% 3/01/24....................................                   2,864          2,619
   8.000% 9/01/24....................................                     955            963
   8.500% 12/01/24...................................                   3,166          3,251
   8.000% 8/01/25....................................                   3,081          3,107
Federal National Mortgage Association Remic Trusts
   14.400% (Effective Yield) 7/25/98 Series 1991-91-SA                     50            336
   9.250% 3/25/18 Series 88-4-Z......................                   4,487          4,630
Government National Mortgage Association
   8.000% 1/15/08....................................                     679            697
   8.000% 2/15/08....................................                     460            472
   8.000% 4/15/08....................................                     493            506
   8.000% 5/15/08....................................                     635            652
   8.000% 6/15/08....................................                   2,891          2,967
   8.000% 7/15/08....................................                     505            518
   9.000% 6/15/16....................................                     171            181
   9.000% 8/15/16....................................                     111            117
   9.000% 10/15/16...................................                     234            248
   6.500% 7/20/25 ARM (Floating Rate)................                   5,720          5,774
                                                                                    --------
                                                                                      46,456
AIR TRANSPORTATION (2.4%)
Federal Express Corporation 1994 Pass-Through
   Certificates Series A310-A1 7.530% 9/23/06........                   4,429          4,445
United Airline Corporation Series 1991-A1 9.200% 3/22/08                2,351          2,515
                                                                                    --------
                                                                                       6,960
INTERMEDIATE BOND FUND CONTINUED
                                                                     Principal        Market
                                                                       Amount         Value
ASSET-BACKED OBLIGATIONS (5.9%)
Airplane Pass-Through Trust Series 1 Class A 6.513% 3/15/19
   Floating Rate.....................................                 $ 2,967        $ 2,978
ALPS  Pass-Through Trust Series 1994-1 Class C2
   9.350% 9/15/04....................................                   3,482          3,541
First Boston Home Equity Loan Pass-Through
   Certificates Series 1993-H1 Class A-IO 12.820% (Effective
   Yield) 9/28/13....................................                  28,216          1,094
Greentree Finance Manufactured Housing Series 1994-S-A3
   7.600% 9/01/19....................................                   3,000          3,051
Greentree Home Improvement Loan Trust Series 1994-A
   Class A 7.050% 3/15/14............................                   2,932          2,886
Greentree Securitized Net Interest Margin
   6.900% 2/15/04 Series 1994-A......................                   2,052          2,027
   6.900% 7/15/05 Series 1995-A......................                   2,025          2,021
                                                                                    --------
                                                                                      17,598
BUSINESS SERVICES (2.5%)
Xerox Corp. 6.500% 6/29/00...........................                   7,500          7,438
CABLE/MEDIA (3.3%)
Le Groupe Videotron Ltee (Yankee Issue) 10.625% 2/15/05                 3,000          3,131
Rogers Cablesystem Senior Secured Second Priority Note
   (Yankee Issue) 9.625% 8/01/02.....................                   3,000          2,970
Viacom 10.250% 9/15/01...............................                   3,500          3,816
                                                                                    --------
                                                                                       9,917
COMMERCIAL BANKS (2.9%)
BBV International Finance Cayman Islands (Yankee Issue)
   6.875% 10/27/05...................................                   2,500          2,385
Bankers Trust, New York 8.250% 5/01/05...............                   6,000          6,298
                                                                                    --------
                                                                                       8,683
CONTAINERS AND GLASS (1.1%)
Owens-Illinois, Inc. 11.000% 12/01/03................                   3,000          3,218
DRUGS (1.2%)
Glaxo Wellcome Plc (Yankee Issue) 6.125% 1/25/06.....                   4,000          3,678
ENERGY SERVICES (3.2%)
YPF Sociedad Anonima (Yankee Issue) 7.500% 10/26/02..                   4,629          4,614
*Oslo Seismic Service (Yankee Issue) 8.280% 6/01/11..                   5,000          5,022
                                                                                    --------
                                                                                       9,636
FINANCIAL SERVICES (1.5%)
Credit Foncier Euro (Yankee Issue) 5.332% 9/25/02....                   5,000          4,544
FOOD & BEVERAGES (1.8%)
Grand Metropolitan Zero Coupon (Yankee Issue) (Effective Yield
   6.409%) 1/06/04...................................                   9,000          5,216
FOREIGN GOVERNMENT REGIONAL BONDS (1.8%)
*Corporacion Andina de Fomento (Yankee Issue) 6.625% 10/14/98           5,500          5,456
FOREIGN SOVEREIGN (1.6%)
The Republic of Columbia (Yankee Issue) 7.250% 2/15/03                  5,000          4,731
FUNERAL HOME (1.5%)
Loewen Group International (Yankee Issue) 8.250% 4/15/03                4,500          4,464

INTERMEDIATE BOND FUND CONTINUED
                                                                   Principal        Market
                                                                      Amount         Value
HOTELS (2.0%)
Renaissance Hotel Group 8.875% 10/01/05..............                $ 5,750      $ 5,952

INSURANCE (4.4%)
*Equitable Life Surplus Notes 6.950% 12/01/05........                  5,000        4,803
*Metropolitan Life Insurance 7.700% 11/01/15.........                  3,500        3,390
*Prudential Insurance Surplus Note 7.650% 7/01/07....                  5,000        4,957
                                                                                 --------
                                                                                   13,150
MINING (2.2%)
PT Alatief Freeport Finance Co. B.V. (Yankee Issue)
   9.750% 4/15/01....................................                  3,500        3,752
Santa Fe Pacific Gold 8.375% 7/01/05.................                  3,000        2,925
                                                                                 --------
                                                                                    6,677
MORTGAGE-BACKED SECURITIES (14.9%)
American Mortgage Trust Series 1993-3 Class 3B
   8.190% 9/27/22....................................                  2,941        2,740
Countrywide Mortgage Backed Securities Inc.
   Series 1994-F Class A4 6.000% 4/25/09.............                  3,250        3,067
Kidder Peabody Series 1994-C3-A2 8.500% 4/01/07......                  3,500        3,699
*Lennar Central Partners L.P. Series 1994-1 Class C
   8.120% 9/15/02....................................                  3,500        3,489
MDC Mortgage Funding Corporation Series Q
   Class 5 8.850% 3/20/18............................                  1,844        1,899
PS CMO Trust Series 1994-C1-A2 7.920% 8/15/02........                  4,094        4,175
*Prudential Home Mortgage Finance Corp.
   Series 1992-A Class B2-2 7.900% 11/25/22..........                  7,000        6,770
Resolution Trust Corporation Series 1992-5
   Class A 3 8.850% 5/25/22..........................                  2,584        2,627
Merrill Lynch
   8.000% 12/20/18 Series 20-D.......................                  4,223        4,236
   8.050% 4/25/23 Series 1994-M1 Class C.............                  1,300        1,310
   7.093% 12/26/25 Series 1995-C3 Class A3...........                  4,000        3,870
Nomura Asset 96 MD 5 Class a-1B 7.120% 4/13/36.......                  3,000        2,921
Sasco 1996-CFL Class C 6.525% 2/25/28................                  3,683        3,504
                                                                                 --------
                                                                                   44,307
PAPER (2.1%)
James River Corp 8.375% 11/15/01.....................                  6,000        6,321

PUBLISHING & BROADCASTING (1.7%)
Time Warner Inc.
   7.975% 8/15/04....................................                  1,862        1,860
   8.110% 8/15/06....................................                  3,250        3,241
                                                                                 --------
                                                                                    5,101
REAL ESTATE OPERATIONS (1.8%)
Trinet Corp. Realty Trust 7.300% 5/15/01.............                  5,250        5,225

RETAIL (1.7%)
Sears Roebuck & Co. 9.250% 4/15/98...................                  5,000        5,240

SAVINGS AND LOAN (2.0%)
First Federal of Michigan Zero Coupon (Effective Yield
   7.409%) 2/26/05...................................                 11,000        5,894

TELECOMMUNICATIONS (1.7%)
Telecom New Zealand (Yankee Issue) 6.500% 10/11/01...                  5,000        4,942

TOBACCO (1.7%)
Sampoerna International Finance Co. (Yankee Issue)
   8.375% 6/15/06....................................                  5,000        5,096

INTERMEDIATE BOND FUND CONTINUED
                                                                       Principal        Market
                                                                          Amount         Value
UTILITIES (9.4%)
Financiera Energetica Nacional (Yankee Issue)
   6.625% 12/13/96...................................                  $ 4,500        $  4,504
Niagara Mohawk Power Corp. 7.375% 8/01/03............                    3,650           3,240
Public Service of Colorado 7.125% 6/01/06............                    7,500           7,440
Public Service Electric and Gas (New Jersey)
    6.125% 8/01/02...................................                    6,000           5,710
Shikoku Electric Power Corp. (Yankee Issue)
    6.250% 8/12/03...................................                    7,500           7,180
                                                                                      --------
                                                                                        28,074
WHOLESALE (1.7%)
Rite Aid Corp 7.625 4/15/05..........................                    5,000           5,032
                                                                                      --------
TOTAL LONG-TERM OBLIGATIONS
(Cost basis $284,679).............................................                     281,785

SHORT-TERM OBLIGATION - (4.3%)
COMMERCIAL PAPER
Lehman Brothers Holding Inc. 5.700% 7/01/96
(Amortized cost $12,720).............................                   12,720          12,720
TOTAL INVESTMENTS (98.8%)
(Cost basis $297,399).............................................                     294,505
OTHER ASSETS, LESS LIABILITIES (1.2%).............................                       3,607
                                                                                     ---------
TOTAL NET ASSETS (100.0%).........................................                    $298,112
                                                                                     =========

*These securities are subject to contractual or legal restrictions on their resale. At June 30, 1996, the aggregate value of these securities represented 11.4% of net assets.

See accompanying notes to financial statements.

INCOME FUND
Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                         Principal        Market
LONG-TERM OBLIGATIONS (95.9%)                               Amount         Value
U.S. GOVERNMENT OBLIGATIONS (4.5%)
U.S. Treasury Bond
   7.500% 11/15/16...................................     $ 5,500        $ 5,776
U.S Treasury Notes
   6.250% 2/15/03....................................       4,000          3,935
   7.250% 5/15/04....................................       3,000          3,110
   7.500% 2/15/05....................................       1,000          1,052
                                                                        --------
                                                                          13,873
AIRCRAFT SERVICE (0.6%)
Greenwich Air Services 10.500% 6/01/06...............       2,000          1,988

AIRLINE (1.1%)
American Airlines Equipment Trust 9.710% 1/02/07.....       3,091          3,429

ASSET-BACKED OBLIGATIONS (0.3%)
ALPS Pass-Through Trust Series 1994-1 Class C2
   9.350% 9/15/04....................................         995          1,012

CABLE/MEDIA (13.0%)
Continental Cablevision Inc. 8.875% 9/15/05..........       3,500          3,758
Cox Communications 6.500% 11/15/02...................       4,500          4,356
Heritage Media 8.750% 2/15/06........................       3,000          2,783
JayCor Communications Inc. 10.125 6/15/06............       1,500          1,485
Le Groupe Videotron Ltee (Yankee Issue)
   10.625% 2/15/05..................................        3,000          3,131
News America Holdings Inc. 8.625% 2/01/03............       6,000          6,387
Rogers Cable Systems Senior Secured Second
   Priority Note (Yankee Issue) 9.625% 8/01/02.......       3,000          2,970
Sinclair Broadcasting Group 10.000% 9/30/05..........       2,000          1,905
Time Warner Entertainment
   9.625% 5/01/02....................................       3,000          3,300
   8.875% 10/01/12...................................       3,000          3,151
Viacom International Inc.
   10.250% 9/15/01...................................       3,000          3,271
   7.750% 6/01/05....................................       1,000            973
Young Broadcasting, Inc. 11.750% 11/15/04............       2,500          2,619
                                                                        --------
                                                                          40,089
COMMERCIAL BANKS (12.1%)
Banca Commercial Italian (Yankee Issue) 8.250% 7/15/07      5,000          5,157
*Banko del Estado de Chile (Cayman Islands)
   (Yankee Issue) 8.390% 8/01/01.....................       3,000          3,133
Banesto Delaware Inc. 8.250% 7/28/02.................       2,000          2,088
*Bangkok Bank Public Ltd. (Yankee Issue)
   7.250% 9/15/05....................................       5,000          4,822
BBV International Finance (Cayman Islands)
   (Yankee Issue) 6.875% 10/27/05....................       6,000          5,725
Dresdner Bank (Yankee Issue) 7.250% 9/15/15 .........       6,000          5,788
Societe Generale (Yankee Issue) 7.400% 6/01/06.......       5,000          4,990
Swiss Bank Corp (Yankee Issue) 7.000% 10/15/15.......       4,000          3,758
United Mexican State (Yankee Issue) 9.750% 2/06/01...       2,000          1,988
                                                                        --------
                                                                          37,449
CONTAINERS & GLASS (1.5%)
Coca-Cola Bottling Company Medium-Term Note
   8.560% 2/26/02....................................       2,000          2,130
Owens-Illinois, Inc. 11.000% 12/01/03................       2,300          2,467
                                                                        --------
                                                                           4,597
INCOME FUND CONTINUED
                                                         Principal        Market
                                                            Amount         Value
FINANCIAL (7.8%)
Ford Motor Credit 8.000% 6/15/02.....................     $ 5,000        $ 5,228
General Motors Acceptance Corp. 6.625% 10/01/02......       5,000          4,875
*Goldman Sachs 7.125% 3/01/03........................       6,000          5,969
Polysindo International Finance (Yankee Issue)
   11.375% 6/15/06...................................       1,000          1,013
Property Trust of America 6.875% 2/15/08.............       2,000          1,868
Sampoerna International Finance Co. (Yankee Issue)
   8.375% 6/15/06....................................       5,000          5,096
                                                                        --------
                                                                          24,049
FOOD, BEVERAGES & TOBACCO (2.6%)
Empresas La Moderna (Yankee Issue) 11.375% 1/25/99...       2,000          2,075
Philip Morris Companies 7.250% 1/15/03...............       6,000          6,059
                                                                        --------
                                                                           8,134
FOREIGN SOVEREIGN REGIONAL BONDS (7.7%)
China Global (Yankee Issue) 7.375% 7/03/01...........       5,000          5,039
Corporacion Andina de Fomento (Yankee Issue)
   7.100% 2/01/03....................................       2,500          2,415
   7.375% 7/21/00....................................       3,000          2,991
Export/Import Bank of Korea (Yankee Issue)
   6.375% 2/15/06....................................       5,000          4,639
The Republic of Columbia (Yankee Issue)
   8.750 10/06/99....................................       2,500          2,579
   7.250% 2/15/03....................................       2,500          2,366
*The Republic of Poland (Yankee Issue)
   7.750% 7/13/00....................................       2,000          2,033
The State of Israel (Yankee Issue) 6.375% 12/15/05...       2,000          1,854
                                                                        --------
                                                                          23,916
FUNERAL HOMES (1.6%)
Loewen Group International 8.250% 4/15/03............       5,000          4,960
Service Corp. International 8.375% 12/15/04..........       1,000          1,070
                                                                        --------
                                                                           6,030
HEALTH SERVICES & EQUIPMENT (1.8%)
Columbia/HCA Health Care Corp. 8.850% 1/01/07........       2,000          2,219
Healthcare Properties 6.500% 2/15/06.................       3,500          3,207
                                                                         -------
                                                                           5,426
HOSPITALS, NURSING HOMES (2.2%)
Tenet Healthcare
   9.625% 9/01/02....................................       2,000          2,110
   8.625% 12/01/03...................................       2,000          2,015
Universal Health Services, Inc. 8.750% 8/15/05.......       2,800          2,758
                                                                        --------
                                                                           6,883
HOTELS & ENTERTAINMENT (10.5%)
Boyd Gaming Corp. 10.750 9/01/03.....................       1,000          1,052
Caesars World Inc. 8.875% 8/15/02....................       1,000          1,041
Cal Hotel Finance Corp. 11.000% 12/01/02.............       3,660          3,857
Circus Circus Enterprises, Inc.
   10.625% 6/15/97...................................       2,000          2,078
   6.450% 2/01/06....................................       2,000          1,857
Grand Casino, Inc. 10.125% 12/01/03..................       3,000          3,090
Harvey Casino 10.625% 6/01/06........................       3,000          3,038
ITT Corp. 6.250% 11/15/00............................       6,000          5,815
MGM Grand Hotel 12.000% 5/01/02......................       4,000          4,360
Renaissance Hotel Group 8.875% 10/01/05..............       5,000          5,176
Trump Atlantic City 11.250% 5/01/06..................       1,000          1,003
                                                                        --------
                                                                          32,367

INCOME FUND CONTINUED
                                                         Principal        Market
                                                            Amount         Value
INSURANCE (0.6%)
Equitable Life Surplus Notes 6.950% 12/01/05.........     $ 2,000        $ 1,922

MACHINERY & FABRICATED METAL PRODUCTS (6.1%)
AGCO Corporation 8.500% 3/15/06......................       3,000          2,985
Cincinnati Milacron 8.375% 3/15/04...................       2,000          2,016
EKCO Group 9.250% 4/01/06............................       4,000          3,880
Giddings and Lewis 7.500% 10/01/05...................       3,000          2,914
Rexnord Corp. 10.750% 7/01/02........................       2,000          2,178
Ryerson Tull Inc. 8.500% 7/15/01 ....................       5,000          4,988
                                                                        --------
                                                                          18,961
MINING AND AGRICULTURE (2.6%)
PT Alatief Freeport Financial Co. B.V. (Yankee Issue)
   9.750% 4/15/01....................................       3,000          3,216
Santa Fe Pacific Gold 8.375% 7/01/05.................       5,000          4,876
                                                                        --------
                                                                           8,092
MISCELLANEOUS TRANSPORTATION (1.6%)
Hong Kong Mass Transit Railway Corp. (Yankee Issue)
   7.250% 10/01/05...................................       5,000          4,881

MORTGAGE-BACKED SECURITY (0.2%)
Resolution Trust Corporation Series 1992-C1 Class A1
   8.800% 8/25/23....................................         719            733

NATURAL GAS & OIL (4.2%)
Colorado Interstate Gas 10.000% 6/15/05..............       1,500          1,752
Columbia Gas Systems 6.390% 11/28/00.................       5,000          4,892
Texas Eastern Transmission Corporation
   10.375% 11/15/00..................................       2,000          2,251
Transco Energy Co. 9.125% 5/01/98....................       2,000          2,084
Transport De Gas Del Sur (Yankee Issue)
   10.250% 4/25/01...................................       2,000          2,003
                                                                        --------
                                                                          12,982
PAPER (1.0%)
PT Riau Andalan Pulp and Paper (Yankee Issue)
   11.500% 12/15/00..................................       3,000          3,071

PETROLEUM (0.7%)
*Lyondell Petroleum 9.750% 9/04/03...................       2,000          2,245

REAL ESTATE OPERATIONS (1.9%)
Meditrust 7.375% 7/15/00.............................       2,000          1,984
Trinet Corp. Realty Trust 7.300% 5/15/01.............       4,000          3,981
                                                                        --------
                                                                           5,965
RETAIL (1.9%)
Hook-SuperX, Inc. 10.125% 6/01/02....................       2,000          2,141
Kroger Company 9.750% 2/15/04........................       1,000          1,060
Michaels Stores 10.875% 6/15/06......................       1,500          1,541
                                                                        --------
                                                                           4,742
SERVICES (2.6%)
ARA Services, Inc. 10.625% 8/01/00...................       1,600          1,761
Aramark Services 8.150% 5/01/05......................       2,000          2,049
Cobblestone Golf Group Inc. 11.500% 6/01/03..........       2,000          2,010
                                                                        --------
                                                                           5,820
TELEPHONE (1.6%)
Rogers Cantel, Inc. 9.375% 6/01/08 ..................       3,000          2,910
Teleport Communications 9.875% 7/01/06...............       2,000          2,005
                                                                        --------
                                                                           4,915

INCOME FUND CONTINUED
                                                         Principal        Market
                                                            Amount         Value
UTILITIES (4.3%)
CTC Mansfield Funding Corporation 11.125% 9/30/16....     $ 1,500        $ 1,511
Kentucky Power First Mortgage Medium-Term Note
   8.900% 5/21/01....................................       2,000          2,133
Louisiana Power & Light Company Series A
   10.670% 1/02/17...................................       1,000          1,071
*National Power Corp. Medium-Term Note 9.000% 7/05/02       1,500          1,541
North Atlantic Energy Corporation Series A First
   Mortgage 9.050% 6/01/02...........................       2,662          2,618
Texas Utilities Company 9.750% 5/01/21...............       2,000          2,222
Utilicorp United, Inc. 8.200% 1/15/07................       2,000          2,061
                                                                       ---------
                                                                          13,157
                                                                       ---------
TOTAL LONG-TERM OBLIGATIONS
(Cost basis $300,229).............................................      $296,728
SHORT-TERM OBLIGATION (3.1%)
COMMERCIAL PAPER (3.1%)
Lehman Brothers Holding Inc. 5.700% 7/01/96
(Amortized Cost $9,720)..............................       9,720          9,720
TOTAL INVESTMENTS (99.0%)
(Cost basis $309,949).............................................       306,448
OTHER ASSETS, LESS LIABILITIES (1.0%).............................         3,116
                                                                       ---------
TOTAL NET ASSETS (100.0%).........................................      $309,564
                                                                       =========

*These securities are subject to contractual or legal restrictions on their resale. At June 30, 1996, the aggregate value of these securities represented 6.4% of net assets.

See accompanying notes to financial statements.

Balance Sheets
June 30, 1996
(Amounts In Thousands, except per-share amounts)
                                                            INTERMEDIATE
                                                                    BOND            INCOME
                                                                    FUND              FUND
ASSETS
Investments, at market value ............................      $ 294,505         $ 306,448
Receivable for investments sold .........................           --               9,484
Receivable for fund shares sold .........................            242               335
Accrued interest receivable .............................          4,619             5,999
Cash and other assets ...................................            255               362
                                                               ---------         ---------
   Total Assets .........................................      $ 299,621         $ 322,628
                                                               =========         =========
LIABILITIES
Payable for investments purchased .......................      $    --           $  11,964
Payable for fund shares redeemed ........................            521               226
Dividends payable .......................................            651               602
Payable to investment adviser and transfer agent ........            136               192
Other liabilities .......................................            201                80
                                                               ---------         ---------
   Total Liabilities ....................................          1,509            13,064
                                                               ---------         ---------
CAPITAL
Paid-in capital .........................................        313,998           319,189
Net unrealized depreciation of investments ..............         (2,894)           (3,501)
Accumulated undistributed net investment income .........            327                78
Accumulated net realized losses on investments ..........        (13,319)           (6,202)
                                                               ---------         ---------
   Total Capital (Net Assets) ...........................        298,112           309,564
                                                               ---------         ---------
   Total Liabilities and Capital ........................      $ 299,621         $ 322,628
                                                               =========         =========
Shares Outstanding (Unlimited Number Authorized) ........         34,729            32,129
                                                               =========         =========
Net Asset Value (Capital) Per Share .....................      $    8.58         $    9.63
                                                               =========         =========

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED
JUNE 30, 1996
(AMOUNTS IN THOUSANDS)
                                                         INTERMEDIATE
                                                                 BOND          INCOME
                                                                 FUND            FUND
INVESTMENT INCOME
Interest income ........................................     $ 22,971        $ 19,271
                                                             --------        --------
EXPENSES
Management fees ........................................        1,533           1,483
Transfer agent fees ....................................          430             334
Printing and postage ...................................           96              71
SEC and state registration fees ........................           25              60
Legal and audit fees ...................................           34              35
Accounting fees ........................................           32              30
Trustees' fees .........................................           25              18
Custodian fees .........................................           42              22
Other ..................................................           87              50
                                                             --------        --------
                                                                2,304           2,103
Reimbursement of expenses by investment advisor ........         (157)           (150)
                                                             --------        --------
   Total Expenses ......................................        2,147           1,953
                                                             --------        --------
   Net Investment Income ...............................       20,824          17,318
REALIZED AND UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS
Net realized gains on investments ......................        3,857           1,846
Net change in unrealized appreciation or
   depreciation on investments .........................       (7,549)        (10,391)
                                                             --------        --------
   Net Losses on Investments ...........................       (3,692)         (8,545)
                                                             --------        --------
Net Increase in Net Assets Resulting from
   Operations ..........................................     $ 17,132        $  8,773
                                                             ========        ========

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended June 30, 1995 and 1996
(Amounts In Thousands)
                                                                              Intermediate
                                                                                Bond Fund                    Income Fund
                                                                            1995           1996          1995            1996
Operations
Net investment income ...............................................    $  20,703      $  20,824      $  12,087      $  17,318
Net realized gains (losses) on investments ..........................      (11,716)         3,857         (2,294)         1,846
Net change in unrealized appreciation or depreciation
      of investments ................................................       18,957         (7,549)        10,187        (10,391)
                                                                         ---------      ---------      ---------      ---------
         Net Increase in Net Assets Resulting from Operations .......       27,944         17,132         19,980          8,773
                                                                         ---------      ---------      ---------      ---------
Distributions To Shareholders
Dividends from net investment income ................................      (20,726)       (20,525)       (12,126)       (17,246)
                                                                         ---------      ---------      ---------      ---------
Share Transactions
Subscriptions to fund shares ........................................      109,708         91,892         62,511        216,512
Investment income dividends reinvested ..............................       16,092         16,753          7,966         12,786
Redemptions of fund shares ..........................................     (133,792)      (108,873)       (62,890)       (85,588)
                                                                         ---------      ---------      ---------      ---------
         Net Increase (Decrease) from Share Transactions ............       (7,992)          (228)         7,587        143,710
                                                                         ---------      ---------      ---------      ---------
         Net Increase (Decrease) in Net Assets ......................         (774)        (3,621)        15,441        135,237
Total Net Assets
Beginning of Period .................................................      302,507        301,733        158,886        174,327
                                                                         ---------      ---------      ---------      ---------
End of Period .......................................................      301,733        298,112        174,327        309,564
                                                                         =========      =========      =========      =========
Accumulated Undistributed Net Investment Income at
      End of Period .................................................    $      28      $     327      $       6      $      78
                                                                         =========      =========      =========      =========
Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares ........................................       13,047         10,517          6,703         21,751
Investment income dividends reinvested ..............................        1,920          1,920            853          1,305
                                                                         ---------      ---------      ---------      ---------
                                                                            14,967         12,437          7,556         23,056
Redemptions of fund shares ..........................................      (16,019)       (12,495)        (6,720)        (8,734)
                                                                         ---------      ---------      ---------      ---------
Net increase (decrease) in fund shares ..............................       (1,052)           (58)           836         14,322
Shares outstanding at beginning of period ...........................       35,839         34,787         16,971         17,807
                                                                         ---------      ---------      ---------      ---------
Shares outstanding at end of period .................................       34,787         34,729         17,807         32,129
                                                                         =========      =========      =========      =========

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies of Stein Roe Intermediate Bond Fund and Stein Roe Income Fund (the "Funds"), each a series of the Stein Roe Income Trust (a Massachusetts business trust) (the "Trust").
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SECURITY VALUATIONS
All securities are valued as of June 28, 1996, the last business day of the period. Long-term debt securities are valued using market quotations if readily available at the time of valuation. If market quotations are not readily available, they are valued at a fair value using a procedure determined in good faith by the Board of Trustees, which has authorized the use of market valuations provided by a pricing service. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost. Those with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix, prepared by the Adviser, based on quotations for comparable securities. Other assets are valued by a method that the Board of Trustees believes represents a fair value.

FUTURES CONTRACTS
The Funds may enter into U.S. Treasury bond futures contracts to either hedge against expected declines of their portfolio securities or as a temporary substitute for the purchase of individual bonds. Risks of entering into futures contracts include the possibility that there may be an illiquid market at the time the Fund seeks to close out a contract, and changes in the value of the futures contract may not correlate with changes in the value of the portfolio securities being hedged.
   Upon entering into a futures contract, the Fund deposits cash or securities with its custodian in an amount sufficient to meet the initial margin requirement. Subsequent payments are made or received by the Fund equal to the daily change in the contract value and are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed or expires. Neither Fund entered into futures contracts during the year ended June 30, 1996.

FEDERAL INCOME TAXES
No provision is made for federal income taxes, since the Funds elect to be taxed as "regulated investment companies" and make such distributions to their shareholders as to be relieved of all federal income taxes under provisions of current federal tax law.
   The Funds intend to utilize provisions of the federal income tax laws that allow them to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized gains.
   At June 30, 1996, the Funds had capital loss carryforwards as follows:
                             YEAR OF
FUND              AMOUNT  EXPIRATION
Intermediate
  Bond           $12,753   2003-2004
Income             6,108   1999-2001

DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually. Distributions in excess of tax basis earnings are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings that result in temporary over-distributions are classified as distributions in excess of net investment income or net realized gains, and all permanent differences are reclassified to paid-in capital.
   None of the Funds had distributions in excess of net investment income or net realized gains for the year ended June 30, 1996. OTHER INFORMATION Realized gains or losses from sales of securities are determined on the specific identified cost basis.
   Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. These securities are subject to market fluctuation during this period. The Funds had no when-issued or delayed delivery purchase commitments as of June 30, 1996.
   All amounts, except per-share amounts, are shown in thousands.

NOTE 2. PORTFOLIO COMPOSITION
Intermediate Bond Fund invests primarily in marketable debt securities and Income Fund in medium-quality debt securities.
   See each Fund's schedule of investments for information on individual securities as well as industry diversification, and see Fund Highlights for each Fund's portfolio quality.

NOTE 3. TRUSTEES' FEES AND TRANSACTIONS WITH AFFILIATES
The Funds pay a monthly management fee, computed and accrued daily, to Stein Roe & Farnham Incorporated (the "Adviser"), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee for Intermediate Bond Fund is computed at an annual rate of .50 of 1 percent of average net assets; and Income Fund is computed at an annual rate of .65 of 1 percent of the first $100 million of average net assets and .60 of 1 percent thereafter.
   Effective July 1, 1996, as a result of shareholder vote, each of the Funds' investment advisory agreements was replaced by separate administrative and management agreements. The administrative fee for the Income Fund will be .15 of 1 percent of the first $100 million of average daily net assets, .125 of 1 percent of 1 percent thereafter. The administrative fee for the Intermediate Bond Fund will be .15 of 1 percent of the first $100 million of average daily net assets. The management fee for the Income Fund will be .50 of 1 percent of the first $100 million of average daily net assets, and .475 of 1 percent thereafter. The management fee for the Intermediate Bond Fund will be .35 of 1 percent of the average daily net assets. There is no increase in the aggregate fee paid to the Adviser due to these changes.
   The investment advisory agreements of the Funds provide that the Adviser will reimburse each Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which each Fund's shares are offered for sale. In addition, the Adviser has agreed to reimburse Intermediate Bond Fund and Income Fund to the extent that expenses incurred exceed .70 percent and .82 percent of average net assets, respectively. The expense limitation for Intermediate Bond Fund expires October 31, 1997, subject to earlier termination by the Adviser on 30 days' notice. The expense limitation for Income Fund expires October 31, 1998.
   The transfer agent fees of the Funds are paid to SteinRoe Services Inc.
(SSI), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company. Effective July 3, 1996, SSI entered into an agreement with Colonial Investors Service Center, Inc., an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, to act as a sub-transfer agent for the Funds.
   The Adviser also provides certain accounting services. For the year ended June 30, 1996, Intermediate Bond Fund and Income Fund incurred charges of $32 and $30, respectively for these services.
   Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Intermediate Bond Fund and Income Fund for the year ended June 30, 1996, was $25 and $18, respectively. No remuneration was paid to any other trustee or officer of the Trust.

NOTE 4. SHORT-TERM DEBT
To facilitate portfolio liquidity, the Funds maintain borrowing arrangements under which they can borrow against portfolio securities. There were no borrow ings for either of the Funds during the year ended June 30, 1996.

NOTE 5. INVESTMENT TRANSACTIONS
The aggregate cost of purchases and proceeds from sales of securities other than short-term obligations for the year ended June 30, 1996, were:

FUND                                   PURCHASES       SALES
Intermediate Bond Fund................  $596,506       $595,497
Income Fund ..........................   448,037        310,444
   At June 30, 1996, unrealized appreciation and depreciation of investments on a tax basis and the cost of investments for financial reporting purposes and for federal income tax purposes were as follows:

                                                                                        COST OF INVESTMENTS
                                                                                                    FEDERAL
                                                          NET                            FINANCIAL  INCOME
FUND                                   APPRECIATION       DEPRECIATION    DEPRECIATION   REPORTING  TAX
Intermediate Bond Fund......           $2,598             5,518           (2,920)        297,399    297,425
Income Fund ................            3,337             6,932           (3,595)        309,949    310,043

FINANCIAL HIGHLIGHTS
INTERMEDIATE BOND FUND

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                         Years Ended June 30,
                                                                           1987           1988           1989            1990
Net Asset Value, Beginning of Period ...............................   $      9.92    $      8.77     $      8.51     $      8.65
                                                                       -----------    -----------     -----------     -----------
Income From Investment Operations
         Net investment income .....................................           .74            .68             .74             .73
         Net realized and unrealized gains (losses) on investments .          (.41)          (.12)            .14            (.28)
                                                                       -----------    -----------     -----------     -----------
                     Total from investment operations ..............           .33            .56             .88             .45
                                                                       -----------    -----------     -----------     -----------
Distributions
         Net investment income .....................................          (.74)          (.68)           (.74)           (.72)
         Net realized capital gains ................................          (.74)          (.14)        --              --
         In excess of realized gains ...............................       --             --              --              --
                                                                       -----------    -----------     -----------     -----------
                     Total distributions ...........................         (1.48)          (.82)           (.74)           (.72)
                                                                       -----------    -----------     -----------     -----------
Net Asset Value, End of Period .....................................   $      8.77    $      8.51     $      8.65     $      8.38
                                                                       ===========    ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ....................          0.68%          0.73%           0.73%           0.74%
Ratio of net investment income to average net assets (b) ...........          7.94%          7.97%           8.71%           8.60%
Portfolio turnover rate ............................................           230%           273%            197%            296%
Total return (b) ...................................................          3.40%          6.92%          10.97%           5.33%
Net assets, end of period (000s) ...................................   $   188,674    $   162,225     $   165,056     $   161,439

                                                                                            Years Ended June 30,
                                                                                     1991           1992            1993
Net Asset Value, Beginning of Period ......................................      $      8.38     $      8.53    $      8.99
                                                                                 -----------     -----------    -----------
Income From Investment Operations
         Net investment income ............................................              .69             .69            .65
         Net realized and unrealized gains (losses) on investments ........              .16             .46            .27
                                                                                 -----------     -----------    -----------
                     Total from investment operations .....................              .85            1.15            .92
                                                                                 -----------     -----------    -----------
Distributions
         Net investment income ............................................             (.70)           (.69)          (.65)
         Net realized capital gains .......................................          --              --             --
         In excess of realized gains ......................................          --              --             --
                                                                                 -----------     -----------    -----------
                     Total distributions ..................................             (.70)           (.69)          (.65)
                                                                                 -----------     -----------    -----------
Net Asset Value, End of Period ............................................      $      8.53     $      8.99    $      9.26
                                                                                 ===========     ===========    ===========
Ratio of net expenses to average net assets (a) ...........................             0.73%           0.70%          0.67%
Ratio of net investment income to average net assets (b) ..................             8.17%           7.87%          7.22%
Portfolio turnover rate ...................................................              239%            202%           214%
Total return (b) ..........................................................            10.62%          14.02%         10.59%
Net assets, end of period (000s) ..........................................      $   184,444     $   242,948    $   311,728

                                                                                                 Years Ended June 30,
                                                                                     1994            1995              1996
Net Asset Value, Beginning of Period ......................................      $      9.26      $      8.44      $      8.67
                                                                                 -----------      -----------      -----------
Income From Investment Operations
         Net investment income ............................................               56              .58              .58
         Net realized and unrealized gains (losses) on investments ........             (.59)             .23             (.09)
                                                                                 -----------      -----------      -----------
                     Total from investment operations .....................             (.03)             .81              .49
                                                                                 -----------      -----------      -----------
Distributions
         Net investment income ............................................             (.56)            (.58)            (.58)
         Net realized capital gains .......................................             (.08)         --               --
         In excess of realized gains ......................................             (.15)         --               --
                                                                                 -----------      -----------      -----------
                     Total distributions ..................................             (.79)            (.58)            (.58)
                                                                                 -----------      -----------      -----------
Net Asset Value, End of Period ............................................             8.44      $      8.67      $      8.58
                                                                                 ===========      ===========      ===========
Ratio of net expenses to average net assets (a) ...........................             0.70%            0.70%            0.70%
Ratio of net investment income to average net assets (b) ..................             6.20%            6.94%            6.79%
Portfolio turnover rate ...................................................              206%             162%             202%
Total return (b) ..........................................................            (0.47%)          10.11%            5.76%
Net assets, end of period (000s) ..........................................      $   302,507      $   301,733      $   298,112

(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 0.71 and
0.75 percent for the years ended June 30, 1995 and 1996, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

FINANCIAL HIGHLIGHTS
INCOME FUND

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                          Years Ended June 30,
                                                                           1987           1988           1989            1990
Net Asset Value, Beginning of Period .............................      $     9.94     $     9.71     $      9.60     $     9.65
                                                                        ----------     ----------     -----------     ----------
Income From Investment Operations
         Net investment income ...................................             .98            .95             .95            .92
         Net realized and unrealized gains (losses) on investments            (.23)          (.11)            .05           (.70)
                                                                        ----------     ----------     -----------     ----------
                  Total from investment operations ...............             .75            .84            1.00            .22
Distributions from net investment income .........................            (.98)          (.95)           (.95)          (.92)
                                                                        ----------     ----------     -----------     ----------
Net Asset Value, End of Period ...................................      $     9.71     $     9.60     $      9.65     $     8.95
                                                                        ==========     ==========     ===========     ==========
Ratio of net expenses to average net assets (a) ..................            0.96%          0.91%          0.90%           0.93%
Ratio of net investment income to average net assets (b) .........            9.90%         10.08%          9.97%          10.02%
Portfolio turnover rate ..........................................             153%           158%            94%             90%
Total return (b) .................................................            7.70%          9.38%         11.06%           2.48%
Net assets, end of period (000s) .................................      $   91,916     $   96,611     $   110,376     $   89,023

                                                                                  Years Ended June 30,
                                                                            1991            1992           1993
Net Asset Value, Beginning of Period .............................      $     8.95     $      8.95  $         9.51
                                                                        ----------     -----------     -----------
Income From Investment Operations
         Net investment income ...................................             .80             .76             .75
         Net realized and unrealized gains (losses) on investments         --                  .56             .59
                                                                        ----------     -----------     -----------
                  Total from investment operations ...............             .80            1.32            1.34
Distributions from net investment income .........................            (.80)           (.76)           (.75)
                                                                        ----------     -----------     -----------
Net Asset Value, End of Period ...................................      $     8.95     $      9.51  $        10.10
                                                                        ==========     ===========     ===========
Ratio of net expenses to average net assets (a) ..................            0.95%          0.90%           0.82%
Ratio of net investment income to average net assets (b) .........            8.98%          8.20%           7.62%
Portfolio turnover rate ..........................................              77%            76%             39%
Total return (b) .................................................            9.30%         15.30%          14.64%
Net assets, end of period (000s) .................................      $   93,952     $   112,706     $   151,594

                                                                                   Years Ended June 30,
                                                                            1994            1995           1996
Net Asset Value, Beginning of Period .............................      $     10.10     $      9.36     $      9.79
                                                                        -----------     -----------     -----------
Income From Investment Operations
         Net investment income ...................................              .69             .71             .71
         Net realized and unrealized gains (losses) on investments             (.74)            .43            (.16)
                                                                        -----------     -----------     -----------
                  Total from investment operations ...............             (.05)           1.14             .55
Distributions from net investment income .........................             (.69)           (.71)           (.71)
                                                                        -----------     -----------     -----------
Net Asset Value, End of Period ...................................      $      9.36     $      9.79     $      9.63
                                                                        ===========     ===========     ===========
Ratio of net expenses to average net assets (a) ..................             0.82%           0.82%           0.82%
Ratio of net investment income to average net assets (b) .........             6.94%           7.55%           7.26%
Portfolio turnover rate ..........................................               53%             64%            135%
Total return (b) .................................................            (0.69%)         12.79%           5.70%
Net assets, end of period (000s) .................................      $   158,886     $   174,327     $   309,564

(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 0.83, 0.85 and 0.88 percent for the years ended June 30, 1994, 1995 and 1996, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trustees of Stein Roe Income Trust

Stein Roe Intermediate Bond Fund
Stein Roe Income Fund

We have audited the accompanying balance sheets, including the schedules of investments, of Stein Roe Intermediate Bond Fund and Stein Roe Income Fund as of June 30, 1996, and the related statements of operations for the year then ended, the state ments of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' manage ment. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of Stein Roe Intermediate Bond Fund and Stein Roe Income Fund at June 30, 1996, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.

   Ernst & Young LLP

Chicago, Illinois
August 8, 1996

FUNDS FOR EVERY INVESTMENT OBJECTIVE

The Stein Roe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objec tives. Call us at 800-338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the pro spectus carefully before you invest or send money.

MONEY MARKET FUNDS
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.
  o Government Reserves Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*
  o Cash Reserves Fund -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

BOND FUNDS
Bond funds seek high current income by investing pri marily in fixed income securities.
  o Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar -weighted average effective maturity will not exceed three years.
  o Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*
  o Intermediate Bond Fund-- Invests primarily in marketable debt securities with an average life of three to 10 years.
  o Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

TAX-EXEMPT FUNDS
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.
  o Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

  o Intermediate Municipals Fund -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.
  o Managed Municipals Fund -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.
  o High-Yield Municipals Fund -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

GROWTH AND INCOME FUNDS
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.
  o Balanced Fund +-- Seeks long-term growth of capital and current income consistent with reasonable investment risk by investing in equities, debt securities and cash equivalents.
  o Growth & Income Fund -- Pursues income and long-term capital growth by investing primarily in large, well-established companies.

GROWTH FUNDS
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.
  o Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.
  o Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, under followed or out-of-favor companies.
  o Special Venture Fund -- Seeks capital appreciation through equity securities of entre preneurially managed companies.
  o Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.
  o Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.
  o International Fund -- Invests in a diversified portfolio of foreign securities.

+Formerly Total Return Fund; name and investment objective changed effective April 17, 1996.

TO CONTACT US. . .

BY PHONE 800-338-2550
You can discuss your investment questions with a Stein Roe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a Stein Roe account, including Stein Roe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

STEIN ROE'S FUNDS-ON-CALL(R)
24-HOUR SERVICE LINE
Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest Stein Roe prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:
o Exchange shares between your Stein Roe accounts;
o Purchase shares by electronic transfer;
o Order additional account statements and money market fund checks;
o Redeem shares by check, wire or electronic transfer.

RETIREMENT PLAN ACCOUNTS
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 800-322-1130.
   For information on IRA plans, call us toll free at 800-338-2550.

BY MAIL
If you prefer to contact us by mail, please address all correspondence to: P.O. Box 8900, Boston, MA 02205-8900. You also may visit our Internet web site -- www.steinroe.com -- to contact us by e-mail.

IN PERSON
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you infor mation about any of the Stein Roe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

INCOME TRUST

TRUSTEES
Timothy K. Armour
President, Mutual Fund Division and
Director, Stein Roe & Farnham Incorporated
Kenneth L. Block
Chairman Emeritus, A.T. Kearney, Inc.
William W. Boyd
Chairman and Director, Sterling Plumbing
Group Inc.
Lindsay Cook
Senior Vice President, Liberty Financial
Companies, Inc.
Douglas A. Hacker
Senior Vice President and Chief Financial Officer, United Airlines Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Thomas C. Theobald
Managing Partner, William Blair Capital Partners
Gordon R. Worley
Private investor

OFFICERS
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip J. Crosley, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Cynthia A. Prah, Vice President
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

AGENTS AND ADVISERS
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Logo: Stein Roe
Stein Roe Mutual Funds
Building Wealth for Generations (sm)

THE STEIN ROE FUNDS
Stein Roe Government Reserves Fund
Stein Roe Cash Reserves Fund
Stein Roe Limited Maturity Income Fund
Stein Roe Government Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe Income Fund
Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
Stein Roe Balanced Fund
Stein Roe Growth & Income Fund
Stein Roe Growth Stock Fund
Stein Roe Young Investor Fund
Stein Roe Special Fund
Stein Roe Special Venture Fund
Stein Roe Capital Opportunities Fund
Stein Roe International Fund

                                P.O. Box 8900
                       Boston, Massachusetts 02205-8900
                                 800-338-2550
         In Chicago, visit our Fund Center at One South Wacker Drive
                 Liberty Securities Corporation, Distributor
                              Member SIPC. 7/96

                                                                         BD11A

Annual Report
June 30, 1996

STEIN ROE
BOND FUND

Limited Maturity Income Fund

Photographic image of two men and a girl on a bridge.

Graphic: Stein Roe Logo
Stein Roe Mutual Funds

Building Wealth for Generations (SM)

Contents

From the President................................................   1
   Tim Armour's thoughts on the markets and investing

Performance.......................................................   3
   How Stein Roe Limited Maturity Income Fund has done over time

Q&A
Limited Maturity Income Fund......................................   6
   Interview with the portfolio manager and a summary of major shifts in the Fund's investments over the past 12 months

Investments.......................................................   11
   A complete list of the Fund's investments with market values

Financial Statements..............................................   13
   Balance sheet, statement of operations
   and changes in net assets

Notes to the Financial Statements.................................   16

Financial Highlights..............................................   20
   Selected per-share data

Report of Independent Auditors....................................   22

General Information...............................................   23
   A guide to products and services

From the President
TO OUR SHAREHOLDERS

We are pleased to present this annual report for Stein Roe Limited Maturity Income Fund.

CHANGING WINDS
   After more than a year of monetary tightening that successfully slowed economic growth and inhibited inflation, the Federal Reserve embarked on a new interest rate strategy early in the Fund's fiscal year. Spurred by slowing government spending, declining auto sales, fewer housing starts, and flatter holiday retail sales, the Federal Reserve began to trim the benchmark federal funds rate target, reducing it from 6.00 percent to 5.75 percent in July 1995, then to 5.50 percent in December 1995, and finally to 5.25 percent in January 1996. The bond market rallied.
   But the celebration was short-lived. As Washington failed to reach a balanced budget agreement and currency speculators played U.S. and Japanese interest rates against each other, the bond market weakened. Bond investors seemed willing to brush off these events, however, as two government shutdowns delayed key economic reports and hinted at continued economic sluggishness and further rate cuts. In early March, however, an astonishing payroll report put the number of jobs created at the highest level since January 1995. This data suggested far stronger economic growth than anyone had anticipated, which in turn implied a possible spike in inflation -- the bane of bondholders. As a result, many believed the Federal Reserve would have to raise short-term interest rates to keep inflation under control. The bond markets plummeted.
   The bond market ended an otherwise dismal first half of 1996 on a positive note, however. The yield on the benchmark 30-year Treasury bond, which had reached a mid-June peak of 7.20 percent, eased by month's end, indicating the bond market finally may have brushed off the reverberations of stronger-than-expected economic reports -- at least for the time being. This was particularly good news for bond investors since, before this turnaround, June figured to be the fifth consecutive losing month for bonds in terms of total return. Previously, even in bear bond markets, stretches of four losing months had invariably been followed by a rebound of at least one or two months.

Photographic image of Tim Armour.

   The fixed income markets remain volatile, however. And although the bond market has, in effect, tightened monetary policy already, without the Federal Reserve having to raise a hand -- or interest rates -- the possibility of a rate hike remains. That's because the economy appears to be growing at a fairly robust pace, with economic growth expected to top 3.50 percent for the second quarter. At the same time, unemployment continues to hover at near-record lows. But while recent economic reports increase the chance of a rate hike, they in no way guarantee one. While we believe it's possible that the Federal Reserve might raise interest rates a quarter to a half percentage point at its next meeting, we think economic growth will slow later in the year of its own accord, preventing the need for any further rate increases. So while some volatility may continue in the near term, we believe the bond market may stabilize by year-end 1996.
   In fact, we believe bonds represent an attractive investment right now. Because stocks are generally considered riskier than bonds, the stock market's rate of return, as measured by the S&P 500, is usually about 2.5 percentage points above the yield of the 10-year Treasury bond. Lately, however, the spread has closed to less than 1.5 points, which is narrower than at any time since the summer of 1987. Historically, whenever the stock market has moved into this territory, it has usually foreshadowed either a stock market correction or a period of relatively flat performance. Consequently, we think bonds could be a safe refuge in the months ahead.

THE BASICS
While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon.
   Please call us at 800-338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

   Sincerely,

   Timothy K. Armour
   President
   July 25, 1996

Fund Performance

There are several ways to evaluate a fund's historical performance. You can look at the cumulative return percentage, the average annual return percentage, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when fixed income securities grow in value).

                                           AVERAGE ANNUAL TOTAL RETURNS
                                            Periods ended June 30, 1996
                                           PAST 1        PAST 3          LIFE
                                            YEAR          YEARS         OF FUND
LIMITED MATURITY INCOME FUND                5.21%         4.24%          4.30%
Lehman 1- to 3-Year
Government Bond Index                       5.47          4.86           4.83

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Life of Fund is from the Fund's inception on March 11, 1993. Because index returns are calculated on a monthly basis, index returns marked "Life of Fund" are calculated from the month-end results that fall closest to the Fund's inception date.

Investment Comparison
COMPARISON of change in value of a $10,000 investment for the quarters indicated

LIMITED MATURITY INCOME FUND
GRAPH:
YEAR ENDED                     LIMITED MATURITY               LEHMAN 1- TO 3-YEAR
                               INCOME FUND                    GOVERNMENT BOND INDEX
3/31/93                        10000                          10000
6/30/93                        10104                          10111
9/30/93                        10211                          10250
12/31/93                       10255                          10315
3/31/94                        10230                          10265
6/30/94                        10170                          10265
9/30/94                        10255                          10368
12/31/94                       10267                          10368
3/31/95                        10574                          10713
6/30/95                        10877                          11052
9/30/95                        11026                          11217
12/31/95                       11284                          11492
3/31/96                        11330                          11536
6/30/96                        11443                          11657

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND
INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. This graph compares the performance of Stein Roe Limited Maturity Income Fund to the Lehman 1- to 3-Year Government Index, an unmanaged group of fixed income securities that differs from the composition of the Fund; it is not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

Investment Comparison CONTINUED
                        MAKING THE MOST OF PERFORMANCE
The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.

That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds helps to provide diversification, and, as a result, can help to reduce a portfolio's risks. And because bond funds have an income component, bond portfolio returns tend to be less volatile than stock funds. Nonetheless, bond fund share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a downturn in the market, you might lose money. If you can ride out the market's ups and downs, however, your fund might achieve a gain.

No one can make your financial decisions better than you. We hope this annual report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a Stein Roe account representative at 800-338-2550.

Q&A
AN INTERVIEW WITH STEVE LUETGER, PORTFOLIO MANAGER OF
LIMITED MATURITY INCOME FUND

Photographic image of Steve Luetger.

                                   FUND DATA
INVESTMENT OBJECTIVE:
Seeks high current income and capital preservation by investing primarily in U.S. government and other high-quality debt securities. The Fund pursues a higher level of income than is usually available from money market funds with stable prices and shorter maturities. While the price will fluctuate, it is expected to be less volatile than the price of longer-term funds with higher yield potential.

FUND INCEPTION:
March 11, 1993

TOTAL NET ASSETS:
$25.6 million

Q: HOW DID THE FUND PERFORM?
A: The Fund finished its fiscal year with a 5.21 percent total return, which outpaced the 4.78 percent median return of its Lipper U.S. government fund peer group, but lagged the 5.47 percent return of the Lehman 1- to 3-Year Government Bond Index. As of June 30, 1996, the Fund's 30-day standardized yield was 6.26 percent.

Q: WHAT CONTRIBUTED TO YOUR PERFORMANCE?
A: The investment guidelines for Limited Maturity Income Fund have generally led us to maintain a slightly shorter average duration than our peer group. As a result, the Fund generally outperforms the peer group in a bear market and underperforms in a bull market.
   The Fund's most powerful performers have been our corporate and asset-backed holdings. We continue to like high-quality credit card securities, and have recently purchased issues from Banc One and Norwest Corporation.

Q: WHAT OTHER FACTORS HAVE AFFECTED THE FUND?
A: One major factor was a change in the level of the Fund's assets held in the Stein Roe Counselor (SM) program -- an investment advisory and asset allocation program for mutual fund shareholders. The program recommends a mix of no-load Stein Roe funds to suit the investor's individual goals, investment time frame and risk tolerance, and then provides ongoing recommendations based on our investment strategists' views of the changing economy and investment markets. Changes in Counselor recommendations typically occur just once or twice a year. One such move occurred in the past three months and involved a shift of roughly $5 million from Limited Maturity Income Fund into longer-term bond funds.
   As a result, it has been necessary for us to maintain a high degree of liquidity in the Fund. That means we were not able to invest in mortgage-backed securities as much as we'd like, because, under certain circumstances, they can be less liquid. With interest rates rising and prepayment risks dropping dramatically, mortgage-backed securities have performed extremely well in the past several months. We haven't been able to participate in those gains.

Q: WHERE ARE YOU FINDING OPPORTUNITIES NOW?
A: We like the higher yields offered by asset-backed securities, particularly credit card receivables rated AAA by Standard & Poor's or Aaa by Moody's. These are the highest credit ratings that can be earned by an issuer. And while there have recently been some indications of rising delinquencies among credit card holders, we believe that the integrity of AAA-rated asset-backed securities will be maintained.

Q: WHAT'S YOUR OUTLOOK?
A: We expect rates to rise in the near term, with a possible decline occurring by the end of 1996. We expect to keep our duration either even with or slightly longer than that of the Lehman 1- to 3-Year Government Index. That's a normal positioning for us, and it usually results in a slightly shorter duration than that of the peer group -- something we expect to benefit our performance versus the peer group in the near term.
   We believe the Fund is positioned well for the current environment. We expect to continue to maintain high liquidity in the Fund as we search for opportunities to boost yield. In keeping with this strategy, we may substantially increase our holdings of A-rated corporate securities.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND
INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Adviser currently limits expenses to 0.65 percent, subject to termination upon 30 days' notice to the Fund. Absent past limits, the Fund's 30-day standardized yield at June 30, 1996, would have been 5.50 percent and total return would have been less. The Lehman 1- to 3-Year Government Bond Index is an unmanaged group of short-term bonds that differs from the composition of the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's short-term U.S. government fund peer group for the one-year and Life of Fund periods ended June 30, 1996, were 4.78 percent and 4.21 percent, respectively.

Fund Highlights
                                           Limited Maturity Income Fund
                                             SECURITIES TYPE BREAKDOWN
                                                PORTFOLIO          PORTFOLIO
                                              JUNE 30, 1995      JUNE 30, 1996
Corporate Bonds                                      28.9%             41.4%
Asset-Backed Securities                              20.8              26.7
U.S. Treasury and Agency Securities                  19.8              26.5
Mortgage-Backed Securities                           27.1               3.9
Cash and Equivalents                                  3.4               1.5
Total                                                 100%              100%

AVERAGE LIFE
PIE CHARTS:
As of June 30, 1995                         As of June 30, 1996
OVER 3 YEARS (21.9%)                        OVER 3 YEARS (17.0%)
1-3 YEARS (44.8%)                           1-3 YEARS (62.3%)
LESS THAN ONE YEAR (33.3%)                  LESS THAN ONE YEAR (20.7%)

PORTFOLIO QUALITY
PIE CHART:
As of June 30, 1995                         As of June 30, 1996
U.S. TREASURY (16.0%)                       U.S. TREASURY (22.7%)
BBB (13.0%)                                 BBB (5.8%)
A (11.0%)                                   A (25.0%)
AA (13.0%)                                  AA (5.0%)
AAA/AGENCY (47.0%)                          AAA/AGENCY (41.5%)

Shareholders Approve Four Proposals

At a special meeting on June 18, 1996, shareholders of Stein Roe Limited Maturity Income Fund voted to approve proposals relating to an election of the Fund's Board of Trustees, modifications to certain investment policies, and new management and administrative agreements. The approved proposals include:

(A) Expansion of Board of Trustees
The Fund's Board was expanded from seven to nine members; nine members were elected to the Board. This expansion will help Stein Roe to facilitate the transition of responsibilities from retiring board members to new board members over an 18-month period.

(B) Interfund Borrowing
(C) Interfund Lending
Cash management is an important part of the investment process for mutual funds. An interfund lending program -- a program that allows mutual funds to borrow cash from and lend cash to each other -- gives funds an additional credit facility to meet emergency needs at terms that would be at least as favorable as a third party transaction, such as a bank line of credit. Stein Roe expects to engage in interfund borrowing only when we think it would be more favorable to both funds than borrowing from a third party.

(D) Administrative and Management Agreements
The Fund's Investment Advisory Agreement is replaced by separate a) Administrative and b) Portfolio Management Agreements. These new agreements essentially carry forward, under two separate agreements, the investment advisory and management services Stein Roe & Farnham already provides to the Fund. Separate agreements will facilitate, at a future date, the pooling of the Fund's assets with assets of another fund that has an identical investment objective. The resulting larger pool of assets would be managed by Stein Roe & Farnham.

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   LIMITED MATURITY INCOME FUND    3,417,019     2,177,751
   A) Expansion of Board of Trustees
      Timothy K. Armour.......                              2,159,399       18,352
      Kenneth L. Block........                              2,154,813       22,938
      William W. Boyd.........                              2,159,399       18,352
      Lindsay Cook............                              2,159,399       18,352
      Douglas A. Hacker.......                              2,142,949       34,802
      Francis W. Morley.......                              2,157,352       20,399
      Charles R. Nelson.......                              2,159,399       18,352
      Thomas C. Theobald......                              2,150,216       27,535
      Gordon R. Worley........                              2,152,865       24,886
                                                   FOR       AGAINST   ABSTENTIONS
   B) Interfund Borrowing                     1,979,106        27,356      171,289
   C) Interfund Lending                       1,970,043        31,981      175,727
   D) Administrative and
      Management Agreements
       a) Administrative                      1,983,657        14,698      179,396
       b) Management                          1,982,202        15,376      180,173

Limited Maturity Income Fund
Investments as of June 30, 1996
(Dollar Amounts In Thousands)
                                                         Principal        Market
LONG-TERM OBLIGATIONS (97.4%)                               Amount         Value
U.S. GOVERNMENT AND AGENCY OBLIGATIONS (26.2%)
Federal Agricultural Mortgage Association
   Medium-Term Note 7.710% 7/16/01...................       $1,000      $ 1,046
U.S. Treasury Notes
   8.500% 4/15/97....................................          800          817
   8.500% 7/15/97....................................        1,000        1,027
   9.000% 5/15/98....................................        1,750        1,838
   7.750% 12/31/99...................................        1,900        1,981
                                                                       --------
                                                                          6,709
ASSET-BACKED OBLIGATIONS (26.4%)
Banc One Credit Card MasterTrust Series 1994
  7.800% 12/15/00....................................        1,500        1,544
First Deposit Master Trust Series 1993 Class 2A
  5.750% 6/15/01.....................................        1,000          990
Premier Auto Trust Series 1995-3 Class A-3
  5.950% 12/06/98....................................        1,000          999
Prime Credit Trust Series 1992-2-A2 7.450% 11/15/02..          750          765
Signet Master Trust Services 1993-1 Class A
  5.200% 2/15/02.....................................        1,500        1,463
Standard Credit Card Trust 1995-6A 6.750% 6/07/00....        1,000        1,006
                                                                       --------
                                                                          6,767
COMMERCIAL BANK (3.9%)
Corporacion Andina de Fomento 6.625% 10/14/98........        1,000          992

ENERGY SERVICES (1.8%)
YPF Sociedad Anonima 7.500% 10/26/02.................          463          461

FINANCIAL (26.4%)
American Reinsurance Corp. 10.875% 9/15/04...........        1,000        1,091
Ford Motor Credit Corp. 9.250% 6/15/98...............        1,000        1,050
General Electric Capital Corp. 7.950% 2/02/98........        1,500        1,537
General Motors Acceptance Corp. 8.625% 6/15/99.......        1,000        1,051
Lehman Brothers Holdings Inc. 5.040% 12/15/96
   8.000% thereafter until maturity of 12/15/03......        1,000          997
Norwest Corp. 9.250% 5/01/97.........................        1,000        1,027
                                                                       --------
                                                                          6,753
FOOD AND BEVERAGES (4.9%)
Coca Cola Enterprises 6.500% 11/15/97................        1,250        1,255

MORTGAGE-BACKED SECURITIES (3.9%)
General Electric Capital Mortgage Services Series 1994
   Class A4 6.500% 8/25/24...........................        1,000          997

SUPRANATIONAL BANK (3.9%)
Korean Development Bank Medium-Term Note 7.950% 3/25/97      1,000        1,013
                                                                       --------
TOTAL LONG-TERM OBLIGATIONS
(Cost basis $25,348)..............................................       24,947

Limited Maturity Income Fund CONTINUED
                                                         Principal        Market
                                                            Amount         Value
SHORT-TERM OBLIGATION - (1.5%)
COMMERCIAL PAPER (1.5%)
Lehman Brothers Holding Inc. 5.700% 7/01/96
(Amortized Cost $390) ...............................         $390       $  390

TOTAL INVESTMENTS (98.9%)
(Cost basis $25,738)..............................................       25,337
OTHER ASSETS, LESS LIABILITIES (1.1%).............................          272
                                                                       --------
TOTAL NET ASSETS (100%)...........................................      $25,609
                                                                       ========

See accompanying notes to financial statements.

Balance Sheet
June 30, 1996
(Amounts In Thousands)
                                                                          LIMITED
                                                                         MATURITY
                                                                           INCOME
                                                                             FUND
ASSETS
Investments, at market value.....................................         $25,337
Receivable for fund shares sold..................................               7
Accrued interest receivable......................................             366
Cash and other assets............................................              61
                                                                         --------
   Total Assets..................................................         $25,771
                                                                          =======
LIABILITIES
Payable for fund shares redeemed.................................              81
Dividends payable................................................              51
Payable to investment adviser and transfer agent.................               5
Other liabilities................................................              25
                                                                         --------
   Total Liabilities ............................................             162
                                                                         --------
CAPITAL
Paid-in capital .................................................          26,963
Net unrealized depreciation of investments.......................            (401)
Accumulated undistributed net investment income..................               1
Accumulated net realized losses on investments...................            (954)
                                                                         --------
   Total Capital (Net Assets)....................................          25,609
                                                                         --------
   Total Liabilities and Capital.................................         $25,771
                                                                          =======
Shares Outstanding (Unlimited Number Authorized).................           2,669
                                                                          =======
Net Asset Value (Capital) Per Share..............................         $  9.59
                                                                          =======
See accompanying notes to financial statements.

Statement of Operations
FOR THE YEAR ENDED
JUNE 30, 1996
(AMOUNTS IN THOUSANDS)
                                                                           LIMITED
                                                                          MATURITY
                                                                            INCOME
                                                                              FUND
INVESTMENT INCOME

Interest income..................................................           $2,149
                                                                           -------
EXPENSES
Management fees..................................................              190
Transfer agent fees..............................................               44
Printing and postage.............................................               31
SEC and state registration fees..................................               23
Legal and audit fees.............................................               32
Accounting fees..................................................               25
Trustees' fees...................................................               18
Custodian fees...................................................                9
Amortization of organization expenses............................                2
Other............................................................               18
                                                                           -------
                                                                               392
Reimbursement of expenses by investment advisor..................             (207)
                                                                           -------
   Total Expenses................................................              185
                                                                           -------
   Net Investment Income.........................................            1,964
REALIZED AND UNREALIZED LOSSES ON INVESTMENTS
Net realized losses on investments...............................             (204)
Net change in unrealized appreciation or depreciation on investments          (135)
                                                                           -------
   Net Losses on Investments.....................................             (339)
                                                                           -------
Net Increase in Net Assets Resulting from Operations.............           $1,625
                                                                            ======

See accompanying notes to financial statements.

Statements of Changes in Net Assets
FOR THE YEARS ENDED JUNE 30, 1995 AND 1996
(AMOUNTS IN THOUSANDS)
                                                                  LIMITED MATURITY
                                                                    INCOME FUND
                                                                1995           1996
OPERATIONS
Net investment income .....................................   $  1,673       $  1,964
Net realized losses on investments ........................       (548)          (204)
Net change in unrealized appreciation or
   depreciation of investments ............................        736           (135)
                                                              --------       --------
   Net Increase in Net Assets Resulting from
     Operations ...........................................      1,861          1,625
                                                              --------       --------
DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income ......................     (1,664)        (1,974)
                                                              --------       --------
SHARE TRANSACTIONS
Subscriptions to fund shares ..............................     17,366         23,254
Investment income dividends reinvested ....................      1,160          1,491
Redemptions of fund shares ................................    (26,199)       (26,694)
                                                              --------       --------
   Net Decrease from Share Transactions ...................     (7,673)        (1,949)
                                                              --------       --------
   Net Decrease in Net Assets .............................     (7,476)        (2,298)
TOTAL NET ASSETS
Beginning of Period .......................................     35,383         27,907
                                                              --------       --------
End of Period .............................................     27,907         25,609
                                                              ========       ========
Accumulated Undistributed Net Investment
   Income at end of period ................................   $     11       $      1
                                                              ========       ========
ANALYSES OF CHANGES IN SHARES OF BENEFICIAL
  INTEREST
Subscriptions to fund shares ..............................      1,814          2,398
Investment income dividends reinvested ....................        121            154
                                                              --------       --------
                                                                 1,935          2,552
Redemptions of fund shares ................................     (2,739)        (2,760)
                                                              --------       --------
Net decrease in fund shares ...............................       (804)          (208)
Shares outstanding at beginning of period .................      3,681          2,877
                                                              --------       --------
Shares outstanding at end of period .......................      2,877          2,669
                                                              ========       ========

See accompanying notes to financial statements.

Notes to the Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies of the Stein Roe Limited Maturity Income Fund (the "Fund"), a series of the Stein Roe Income Trust (a Massachusetts business trust). The policies are in conformity with generally accepted accounting principles. The prepara tion of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SECURITY VALUATIONS
All securities are valued as of June 28, 1996, the last business day in the period. Long-term debt securities are valued using market quotations if readily available at the time of valuation. If market quotations are not readily available, they are valued at a fair value using a procedure determined in good faith by the Board of Trustees, which has authorized the use of market valuations provided by a pricing service. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost. Those with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix, prepared by the Adviser, based on quotations for comparable securities. Other assets and securities of the Fund are valued by a method that the Board of Trustees believes represents a fair value.

FEDERAL INCOME TAXES
No provision is made for federal income taxes since the Fund elects to be taxed as a "regulated investment company" and makes such distributions to its shareholders as to be relieved of all federal income taxes under provisions of current federal tax law. The Fund intends to utilize provisions of the federal income tax laws, which allows it to carry a realized capital loss forward up to eight years following the year of the loss, and offset such losses against any future realized gains. At June 30, 1996, the Fund had capital loss carryforwards of $744, expiring in the years 2002 through 2004.

DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually. Distribu tions in excess of tax basis earnings are reported in the financial state ments as a return of capital. Differences in the recognition or classifica tion of income between the financial statements and tax earnings that result in temporary overdistribu tions are classified as distributions in excess of net investment income or net realized gains, and any permanent differences are reclassified to paid-in-capital. The Fund did not have distributions in excess of net investment income or net realized gains for the year ended June 30, 1996.

OTHER INFORMATION
Realized gains or losses from sales of securities are determined on the specific identified cost basis. Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. These securities are subject to market fluctuation during this period. The Fund had no when-issued or delayed delivery purchased commitments as of June 30, 1996. All amounts, except per-share amounts, are shown in thousands.

NOTE 2. PORTFOLIO COMPOSITION
The Fund invests primarily in U.S. Government and other high-quality debt securities. See the Fund's schedule of investments for information on individual securities as well as industry diversification, and see Fund Highlights for the Fund's portfolio quality.

NOTE 3. TRUSTEES' FEES AND TRANSACTIONS WITH AFFILIATES
The Fund pays a monthly management fee to Stein Roe & Farnham Incorporated
(the "Adviser"), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee for the Fund is computed at an annual rate of .60 of 1 percent of the first $100 million of average net assets, .55 of 1 percent of the next $100 million and .50 of 1 percent thereafter.
   Effective July 1, 1996, as a result of shareholder vote, the Fund's investment advisory agreement was replaced by separate administrative and management agreements. The administrative fee for the Fund will be .15 of 1 percent of the first $100 million of average daily net assets, .125 of 1 percent of the next $100 million, and .10 of 1 percent thereafter. The management fee for the Fund will be .45 of 1 percent of the first $100 million of average daily net assets, .425 of 1 percent of the next $100 million, and
 .40 of 1 percent thereafter. There is no increase in the aggregate fee paid to the Adviser due to these changes.
   The investment advisory agreements of the Fund provide that the Adviser will reimburse the Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which the Fund's shares are offered for sale. Effective November 1, 1995, the Adviser agreed to reimburse the Fund to the extent that its expenses exceed
 .65 percent of average net assets. Prior to November 1, 1995, the expense limitation was .45 percent of average net assets. The expense limitation for the Fund expires October 31, 1997, subject to earlier termination by the Adviser on 30 days' notice.
   The transfer agent fees of the Fund are paid to SteinRoe Services, Inc.
(SSI), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company. Effective July 3, 1996, SSI entered into an agreement with Colonial Investors Service Center, Inc., an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, to act as sub-transfer agent for the Funds.
   The Adviser also provides certain accounting services. For the year ended June 30, 1996, the Fund incurred charges of $25 for these services.
   Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for the Fund for the year ended June 30, 1996, was $18. No remuneration was paid to any other trustee or officer of the Trust.

NOTE 4. SHORT-TERM DEBT
To facilitate portfolio liquidity, the Fund maintains borrowing arrangements under which it can borrow against portfolio securities. The Fund had no borrowings during the year ended June 30, 1996.

NOTE 5. INVESTMENT TRANSACTIONS
The aggregate cost of purchases and proceeds from sales other than short-term obligations for the year June 30, 1996, were $27,542 and $26,749, respectively.
   At June 30, 1996, unrealized appreciation and depreciation on a tax basis were $15 and $422, respectively. Cost of investments for federal income tax purposes and for financial reporting purposes were $25,744 and $25,738, respectively.

Financial Highlights

Limited Maturity Income Fund
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                          Period Ended
                                                                          June 30,                Years Ended June 30,
                                                                          1993(a)         1994           1995          1996
Net Asset Value, Beginning of Period ..................................   $   10.00       $    10.01     $     9.61    $     9.70
                                                                          ---------       ----------     ----------    ----------
Income From Investment Operations
         Net investment income ........................................         .12              .47            .56           .61
         Net realized and unrealized gains (losses) on investments ....         .01             (.40)           .09          (.11)
                                                                          ---------       ----------     ----------    ----------
         Total from investment operations .............................         .13              .07            .65           .50
Distributions from net investment income ..............................        (.12)            (.47)          (.56)         (.61)
                                                                          ---------       ----------     ----------    ----------
Net Asset Value, End of Period ........................................   $   10.01       $     9.61     $     9.70    $     9.59
                                                                          =========       ==========     ==========    ==========
Ratio of net expenses to average net assets (b) .......................        0.45%*           0.45%          0.45%         0.59%
Ratio of net investment income to average net assets (c) ..............        4.18%*           4.81%          5.83%         6.23%
Portfolio turnover rate ...............................................          20%**           122%            64%           91%
Total return (c) ......................................................        1.43%**          0.66%          6.96%         5.21%
Net assets, end of period (000s) ......................................   $   7,619       $   35,383     $   27,907    $   25,609

 *Annualized
**Not annualized
(a) The Fund commenced operations on March 11, 1993.
(b) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 3.63 percent for the period ended June 30, 1993, 1.14, 1.27 and 1.24 percent for the years ended June 30, 1994, 1995 and 1996, respectively.
(c) Computed giving effect to investment adviser's expense limitation undertaking.

Report of Independent Auditors

To the Shareholders and Board of Trustees of Stein Roe Income Trust

Stein Roe Limited Maturity
Income Fund

We have audited the accompanying balance sheet, including the schedule of investments, of Stein Roe Limited Maturity Income Fund as of June 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Stein Roe Limited Maturity Income Fund at June 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 2, 1996

Funds for Every Investment Objective

The Stein Roe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objec tives. Call us at 800-338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the pro spectus carefully before you invest or send money.

MONEY MARKET FUNDS
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.

  o Government Reserves Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*

  o Cash Reserves Fund -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

BOND FUNDS
Bond funds seek high current income by investing pri marily in fixed income securities.

  o Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar -weighted average effective maturity will not exceed three years.

  o Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*

  o Intermediate Bond Fund-- Invests primarily in marketable debt securities with an average life of three to 10 years.

  o Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

TAX-EXEMPT FUNDS
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.

  o Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

  o Intermediate Municipals Fund -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.

  o Managed Municipals Fund -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.

  o High-Yield Municipals Fund -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

GROWTH AND INCOME FUNDS
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.

  o Balanced Fund+ -- Seeks long-term growth of capital and current income consistent with reasonable investment risk by investing in equities, debt securities and cash equivalents.

  o Growth & Income Fund -- Pursues income and long-term capital growth by investing primarily in large, well-established companies.

GROWTH FUNDS
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.

  o Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.

  o Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, under followed or out-of-favor companies.

  o Special Venture Fund -- Seeks capital appreciation through equity securities of entre preneurially managed companies.

  o Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.

  o Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.

  o International Fund -- Invests in a diversified portfolio of foreign securities.

+Formerly Total Return Fund; name and investment objective changed effective April 17, 1996.

To Contact Us. . .

BY PHONE 800-338-2550
You can discuss your investment questions with a Stein Roe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a Stein Roe account, including Stein Roe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

STEIN ROE'S FUNDS-ON-CALL(R)
24-HOUR SERVICE LINE

Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest Stein Roe prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:

o Exchange shares between your Stein Roe accounts;
o Purchase shares by electronic transfer;
o Order additional account statements and money market fund checks;
o Redeem shares by check, wire or electronic transfer.

RETIREMENT PLAN ACCOUNTS
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 800-322-1130.
   For information on IRA plans, call us toll free at 800-338-2550.

BY MAIL

If you prefer to contact us by mail, please address all correspondence to: P.O. Box 8900, Boston, MA 02205-8900. You also may visit our Internet web site -- www.steinroe.com -- to contact us by e-mail.

IN PERSON
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you infor mation about any of the Stein Roe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

A Guide to Stein Roe Services

We encourage you to take advantage of our free shareholder services. If you would like additional information about how to establish or use a Stein Roe service, just call us at 800 338-2550.

PURCHASES
In addition to sending us a check or wire to purchase additional fund shares, you can take advantage of these convenient automatic services:
  o Automatic Investment Plan -- Make regular investments ($50 minimum) in your Stein Roe account directly from your bank checking account. You select monthly, quarterly, semiannual or annual purchases.

  o Special Investments -- Purchase shares by telephone and pay for them by electronic transfer from your bank checking account.

EXCHANGES
  o Telephone Exchange -- Call us to exchange $50 or more from your existing account in one Stein Roe fund to an identically registered existing account in another Stein Roe fund. You receive this service when you open a Stein Roe fund account, unless you elect not to.*

  o  Automatic Exchange -- Stein Roe will regularly exchange shares from your account in one Stein Roe fund to your account in another. You select twice-monthly, monthly, quarterly, semiannual or annual exchanges.

REDEMPTIONS
  o Telephone Redemption by Check -- Call to redeem $1,000 or more from your account. A check will be sent to your registered address. You automatically receive this service when you open a Stein Roe account, unless you elect not to.

  o Telephone Redemption by Wire -- Redeem shares by phone from your account ($1,000 minimum) and wire the proceeds to your bank checking account. A small fee for wiring proceeds will be deducted from the amount wired.

  o Special Redemption Option -- If you do not want to preschedule your redemptions, you can redeem shares by telephone ($50 minimum/ $100,000 maximum) and have the proceeds sent directly to your bank checking account.

  o  Automatic Redemption Plan -- Redeem either a fixed dollar or share amount, or a fixed percentage of your account automatically on a schedule you establish. You select monthly, quarterly, semiannual or annual withdrawals ($50 minimum/ $100,000 max imum), and the proceeds are sent either to your bank checking account or to an address you specify.

  o Money Market Fund Check Writing -- Write checks for $50 or more on your money market fund account.

*Stein Roe reserves the right to discontinue or modify the exchange privilege, and certain restrictions apply. Please refer to your prospectus for details.

DISTRIBUTIONS
Most investors like to reinvest their dividends and capital gains distributions and put them back to work. If, however, you do not want them reinvested, consider these alternatives:

  o Dividend Purchase Option -- Use the distributions from one Stein Roe fund account ($25 minimum) to automatically purchase shares in your account with another Stein Roe fund.

  o Automatic Dividend Deposit -- Instead of receiving your dividends by check, your distributions are deposited automatically into your bank checking account.

RECORDKEEPING
  o Summary of Investments -- Consolidates quarterly transaction and investment infor mation for any or all of your household's Stein Roe accounts on one easy-to-read statement. At year end, Stein Roe provides a complete summary of all account activity for the year.

Stein Roe Income Trust

TRUSTEES
Timothy K. Armour
President, Mutual Fund Division and
Director, Stein Roe & Farnham Incorporated
Kenneth L. Block
Chairman Emeritus, A.T. Kearney, Inc.
William W. Boyd
Chairman and Director, Sterling Plumbing
Group Inc.
Lindsay Cook
Senior Vice President, Liberty Financial
Companies, Inc.
Douglas A. Hacker
Senior Vice President and Chief Financial Officer, United Airlines Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Thomas C. Theobald
Managing Partner, William Blair Capital Partners
Gordon R. Worley
Private investor

OFFICERS

Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip J. Crosley, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Cynthia A. Prah, Vice President
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

AGENTS AND ADVISERS
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Logo: Stein Roe
Stein Roe Mutual Funds
Building Wealth for Generations (sm)

THE STEIN ROE FUNDS
Stein Roe Government Reserves Fund
Stein Roe Cash Reserves Fund
Stein Roe Limited Maturity Income Fund
Stein Roe Government Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe Income Fund
Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
Stein Roe Balanced Fund
Stein Roe Growth & Income Fund
Stein Roe Growth Stock Fund
Stein Roe Young Investor Fund
Stein Roe Special Fund
Stein Roe Special Venture Fund
Stein Roe Capital Opportunities Fund
Stein Roe International Fund

                                P.O. Box 8900
                       Boston, Massachusetts 02205-8900
                                 800-338-2550
         In Chicago, visit our Fund Center at One South Wacker Drive
                 Liberty Securities Corporation, Distributor
                              Member SIPC. 7/96

                                                                         LM11A

Annual Report
June 30, 1996

STEIN ROE
BOND FUND

Government Income Fund

Photographic image of two men and girl on a bridge.

Graphic: Stein Roe Logo
Stein Roe Mutual Funds

Building Wealth for Generations (SM)

Contents
From the President................................................   1
   Tim Armour's thoughts on the markets and investing

Performance.......................................................   3
   How Stein Roe Government Income Fund has done over time

Q&A
Government Income Fund............................................   6
   Interview with the portfolio manager and a summary of major shifts in the Fund's investments over the past 12 months

Investments.......................................................   11
   A complete list of the Fund's investments with market values

Financial Statements..............................................   13
   Balance sheet, statement of operations,
   and changes in net assets

Notes to Financial Statements.....................................   16

Financial Highlights..............................................   20
   Selected per-share data

Report of Independent Auditors....................................   22

General Information...............................................   23
   A guide to products and services

From the President

TO OUR SHAREHOLDERS
We are pleased to present this annual report for Stein Roe Government Income
Fund.

CHANGING WINDS
After more than a year of monetary tightening that successfully slowed economic growth and inhibited inflation, the Federal Reserve embarked on a new interest rate strategy early in the Fund's fiscal year. Spurred by slowing government spending, declining auto sales, fewer housing starts, and flatter holiday retail sales, the Federal Reserve began to trim the benchmark federal funds rate target, reducing it from 6.00 percent to 5.75 percent in July 1995, then to 5.50 percent in December 1995, and finally to 5.25 percent in January 1996. The bond market rallied.
   But the celebration was short-lived. As Washington failed to reach a balanced budget agreement and currency speculators played U.S. and Japanese interest rates against each other, the bond market weakened. Bond investors seemed willing to brush off these events, however, as two government shutdowns delayed key economic reports and hinted at continued economic sluggishness and further rate cuts. In early March, however, an astonishing payroll report put the number of jobs created at the highest level since January 1995. This data suggested far stronger economic growth than anyone had anticipated, which in turn implied a possible spike in inflation -- the bane of bondholders. As a result, many believed the Federal Reserve would have to raise short-term interest rates to keep inflation under control. The bond markets plummeted.

GOOD NEWS
The bond market ended an other wise dismal first half of 1996 on a positive note, however. The yield on the benchmark 30-year Treasury bond, which had reached a mid-June peak of 7.2 percent, eased by month's end, indicating the bond market finally may have brushed off the reverberations of stronger-than-expected economic reports -- at least for the time being. This was particularly good news for bond investors since, before this turn-around, June figured to be the fifth consecutive losing month for bonds in terms of total return. Previously, even in bear bond markets, stretches of four losing months had invariably been followed by a rebound of at least one or two months.

Photographic image of Tim Armour.

   The fixed income markets remain volatile, however. And although the bond market has, in effect, tightened monetary policy already, without the Federal Reserve having to raise a hand -- or interest rates -- the possibility of a rate hike remains. That's because the economy appears to be growing at a fairly robust pace, with economic growth expected to top 3.5 percent for the second quarter. At the same time, unemploy ment continues to hover at near-record lows. But while recent economic reports increase the chance of a rate hike, they in no way guarantee one. While we believe it's possible that the Federal Reserve might raise interest rates a quarter to a half percentage point at its next meeting, we think economic growth will slow later in the year of its own accord, preventing the need for any further rate increases. So while some volatility may continue in the near term, we believe the bond market may stabilize by year-end 1996.
   In fact, we think bonds represent an attractive investment right now. Because stocks are generally considered riskier than bonds, the stock market's rate of return, as measured by the S&P 500, is usually about 2.5 percentage points above the yield of the 10-year Treasury bond. Lately, however, the spread has closed to less than 1.5 points, which is narrower than at any time since the summer of 1987. Historically, whenever the stock market has moved into this territory, it has usually foreshadowed either a stock market correction or a period of relatively flat performance. Consequently, we think bonds could be a safe refuge in the months ahead.

THE BASICS
While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon. Please call us at 800-338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

   Sincerely,

   Timothy K. Armour
   President
   July 25, 1996

Fund Performance
There are several ways to evaluate a fund's historical performance. You can look at the cumulative return percentage, the average annual return percentage, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when fixed income securities grow in value).

                                           AVERAGE ANNUAL TOTAL RETURNS
                                            Periods ended June 30, 1996
                                        PAST 1    PAST 3    PAST 5     PAST 10
                                         YEAR      YEARS     YEARS      YEARS
GOVERNMENT INCOME FUND                    4.63%     4.30%      7.18%     7.33%
Lehman Government Bond Index              4.51      4.94       8.21      8.13

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. TOTAL RETURN PERFORMANCE INCLUDES CHANGES IN SHARE PRICE AND REINVESTMENT OF INCOME AND CAPITAL GAINS DISTRIBUTIONS. The Lehman Government Bond Index is an unmanaged group of fixed income securities that differs from the composition of Government Income Fund; it is not available for direct investment.

Investment Comparison
COMPARISON of change in value of a $10,000 investment for the years ended
June 30

GOVERNMENT INCOME FUND

GRAPH:
YEAR ENDED                         GOVERNMENT                          LEHMAN GOVERNMENT
                                   INCOME FUND                         BOND INDEX
6/30/86                            10,000                              10,000
6/30/87                            10,400                              10,411
6/30/88                            11,060                              11,160
6/30/89                            12,230                              12,509
6/30/90                            13,080                              13,375
6/30/91                            14,340                              14,731
6/30/92                            16,310                              16,756
6/30/93                            17,880                              18,917
6/30/94                            17,480                              18,665
6/30/95                            19,390                              20,915
6/30/96                            20,278                              21,859

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL SHARES. This graph compares the performance of Stein Roe Government Income Fund to the Lehman Government Bond Index, an unmanaged group of fixed income securities that differs from the composition of the Fund; it is not available for direct investment. Total return performance includes changes in share price and reinvestment of income and capital gains distributions.

                        MAKING THE MOST OF PERFORMANCE

The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.

     That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds helps to provide diversification, and, as a result, can help to reduce a portfolio's risks. And because bond funds have an income component, bond portfolio returns tend to be less volatile than stock funds. Nonetheless, bond fund share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a downturn in the market, you might lose money. If you can ride out the market's ups and downs, however, your fund might achieve a gain.

     No one can make your financial decisions better than you. We hope this annual report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a Stein Roe account representative at 800-338-2550.

Q&A
AN INTERVIEW WITH MIKE KENNEDY, PORTFOLIO MANAGER OF
GOVERNMENT INCOME FUND

Photographic image of Mike Kennedy.

                                   FUND DATA
   INVESTMENT OBJECTIVE:
   The Fund seeks high current income by investing primarily in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.

   FUND INCEPTION:
   March 5, 1986

   TOTAL NET ASSETS:
   $37.2 million

Q: HOW DID THE FUND PERFORM?
A: For the year ended June 30, 1996, Government Income Fund turned in a solid
4.63 percent return, which compared well with both the Lehman Government Bond Index return of 4.51 percent and the Lipper U.S. government fund peer group median return of 3.50 percent. As of June 30, 1996, the Fund's 30-day standardized yield was 6.14 percent.

Q: WHAT DROVE PERFORMANCE?
A: Over the last six months, we've maintained a heavy emphasis on mortgage-backed securities, which, on June 30, 1996, represented 53 percent of the Fund's total net assets. This was a strategic move designed to help us take advantage of the very attractive valuations on mortgage-backed securities that we have been seeing over the past year.
   In addition, as interest rates rose during the last six months, the risk that borrowers would prepay their mortgages dropped dramatically. Mortgage-backed securities rebounded accordingly.
   With these two factors in our favor, we think the decision to beef up the Fund's mortgage holdings has paid off handsomely.

Q: WHAT OTHER FACTORS AFFECTED PERFORMANCE?
A: Over the last 12 months, we kept our duration stable. We just weren't as bullish as our competitors seemed to be and, as prices fell, that helped our performance relative to the peer group.

Q: WHAT ARE YOUR PLANS FOR THE FUND'S MORTGAGE COMPONENT?
A: While we believe mortgage-backed securities are attractive on a long-term basis, we think current yields on these securities do not merit an over weighting. This, com bined with the fact that mortgage-backed securities historically are available at attractive spreads early in the year, will prompt us to begin shifting assets, on a strategic basis, from mortgage-backed securities into Treasury securities to take full advantage of favorable price movements.

Q: WHAT ARE YOUR EXPECTATIONS FOR THE FUND?
A: We expect to trim our mortgage holdings with coupons of 8 percent to 8.5 percent. These securities have performed very well to date, but are no longer attractive in comparison with discount coupon mortgage-backed securities. As a result, you can expect us to shift some assets into discount coupon securities in the near term.

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. SHARE PRICE AND
INVESTMENT RETURN WILL VARY, SO YOU MAY HAVE A GAIN OR A LOSS WHEN YOU SELL SHARES. Portfolio holdings as of June 30, 1996; portfolio data subject to change. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Adviser currently limits expenses to 1 percent of average net assets, subject to termination upon 30 days' notice to the Fund. Absent past limits, the Fund's 30-day standardized yield at June 30, 1996, would have been 6.09 percent and total return would have been less. The Fund is neither insured nor guaranteed by the U.S. government. Up to 20 percent of the Fund's assets may be invested in other types of securities. The Lehman Government Bond Index represents an unmanaged group of government securities that differs from the composition of the Fund; it is not available for direct investment. According to Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, the median returns for the Fund's U.S. government fund peer group for the one-, five- and 10-year periods ended June 30, 1996, were 3.50 percent, 7.12 percent and 7.28 percent, respectively.

Fund Highlights
                            Government Income Fund
                           SECURITIES TYPE BREAKDOWN
                                                PORTFOLIO          PORTFOLIO
                                              JUNE 30, 1995      JUNE 30, 1996
Federal Agency Mortgage-
  Backed Securities                              59.8%               46.2%
U.S. Treasury Securities                         25.8                34.7
AAA Mortgage-Backed Securities                    3.7                 4.8
Federal Agency Securities                         2.7                 2.6
Cash and Equivalents                              8.0                11.7
Total                                             100%               100%

MATURITY

PIE CHART:
As of June 30, 1995                         As of June 30, 1996
OVER 25 YEARS (26.2%)                       OVER 25 YEARS (20.3%)
20-25 YEARS (30.2%)                         20-25 YEARS (28.6%)
10-20 YEARS (22.0%)                         10-20 YEARS (24.1%)
5-10 YEARS (16.3%)                          5-10 YEARS (16.5%)
UNDER 5 YEARS (5.3%)                        UNDER 5 YEARS (10.5%)

PORTFOLIO QUALITY

PIE CHART:
As of June 30, 1995                         As of June 30, 1996
AAA/AGENCY (70.1%)                          AAA/AGENCY (60.7%)
TREASURY (29.9%)                            TREASURY (39.3%)

Shareholders Approve Four Proposals

At a special meeting on June 18, 1996, shareholders of Stein Roe Government Income Fund voted to approve proposals relating to an election of the Fund's Board of Trustees, modifications to certain investment policies, and new management and administrative agreements. The approved proposals include:

(A) Expansion of Board of Trustees
The Fund's Board was expanded from seven to nine members; nine members were elected to the Board. This expansion will help Stein Roe to facilitate the transition of responsibilities from retiring board members to new board members over an 18-month period.

(B) Interfund Borrowing
(C) Interfund Lending
Cash management is an important part of the investment process for mutual funds. An interfund lending program -- a program that allows mutual funds to borrow cash from and lend cash to each other -- gives funds an additional credit facility to meet emergency needs at terms that would be at least as favorable as a third party transaction, such as a bank line of credit. Stein Roe expects to engage in interfund borrowing only when we think it would be more favorable to both funds than borrowing from a third party.

(D) Administrative and Management Agreements
The Fund's Investment Advisory Agreement is replaced by separate a) Administrative and b) Portfolio Management Agreements. These new agreements essentially carry forward, under two separate agreements, the investment advisory and management services Stein Roe & Farnham already provides to the Fund. Separate agreements will facilitate, at a future date, the pooling of the Fund's assets with assets of another fund that has an identical investment objective. The resulting larger pool of assets would be managed by Stein Roe & Farnham.

                                    RECORD  TOTAL SHARE
                                DATE SHARE     POSITION
                                  POSITION        VOTED   AFFIRMATIVE     WITHHOLD
   GOVERNMENT INCOME FUND.....   3,484,286    1,932,378
   A) Election of Board of
       Trustees
      Timothy K. Armour.......                              1,891,508       40,870
      Kenneth L. Block........                              1,890,345       42,033
      William W. Boyd.........                              1,891,508       40,870
      Lindsay Cook............                              1,891,508       40,870
      Douglas A. Hacker.......                              1,875,218       57,160
      Francis W. Morley.......                              1,889,340       43,038
      Charles R. Nelson.......                              1,891,171       41,207
      Thomas C. Theobald......                              1,875,218       57,160
      Gordon R. Worley........                              1,888,895       43,483
                                                    FOR       AGAINST  ABSTENTIONS
   B) Interfund Borrowing                     1,527,196        74,115      331,067
   C) Interfund Lending                       1,527,445        79,383      325,550
   D) Administrative and
      Management Agreement
       a) Administrative                      1,551,027        21,427      359,924
       b) Management                          1,549,656        31,984      350,738

Government Income Fund
Investments as of June 30, 1996
(Dollar Amounts In Thousands)

                                                         Principal        Market
LONG-TERM OBLIGATIONS  (91.2%)                              Amount         Value
U.S. GOVERNMENT AND AGENCY OBLIGATIONS (38.5%)
Federal National Mortgage Association
   8.000% 4/13/05....................................      $ 1,000       $ 1,004
U.S. Treasury Bonds
   12.750% 11/15/10..................................          600           843
   7.500% 11/15/16...................................        1,350         1,418
   8.875% 8/15/17....................................        4,200         5,042
   7.125% 2/15/23....................................        1,250         1,263
U.S. Treasury Notes
   7.750% 12/31/99...................................        1,000         1,042
   6.500% 5/15/05....................................        1,500         1,480
   6.500% 8/15/05....................................        1,250         1,232
   6.875% 5/15/06....................................        1,000         1,011
                                                                         -------
                                                                          14,335
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED SECURITIES (47.7%)
Federal Home Loan Mortgage Corporation
   12.000% 7/01/13...................................          277           304
Federal Home Loan Mortgage Corporation Gold
   7.500% 3/01/08....................................        1,667         1,681
   12.000% 7/01/20 ..................................          932         1,050
   7.500% 11/01/23...................................        1,234         1,224
Federal Home Loan Mortgage Corporation Remic Trusts
   9.500% 4/15/19 Series 11-C........................          132           137
Federal National Mortgage Association
   8.000% 6/01/02....................................          607           624
   *7.000% 11/01/08..................................        1,750         1,726
   6.000% 4/01/09....................................          781           743
   6.000% 2/01/24....................................          854           781
   8.500% 7/01/24....................................        1,102         1,132
   8.000% 9/01/24....................................          955           963
   8.500% 11/01/24...................................           30            31
   8.500% 12/01/24...................................        1,385         1,422
   8.500% 3/01/25....................................           15            15
   8.000% 9/01/25....................................          431           434
Federal National Mortgage Association Remic Trusts
   Effective Yield 14.400% 7/25/98 Series 1991-91-SA            10            70
   9.250% 3/25/18 Series 1988-4-Z....................        1,328         1,370
Government National Mortgage Association
   8.000% 6/15/06....................................          158           163
   8.000% 3/15/08....................................          916           940
   8.000% 5/15/08....................................           73            75
   8.000% 6/15/08....................................          424           436
   8.000% 7/15/08....................................        1,148         1,178
   9.000% 6/15/16....................................          393           415
   9.000% 8/15/16....................................           73            77
   9.000% 11/15/16...................................          198           209
   9.000% 2/15/17....................................           95           100
   9.000% 3/15/21....................................          183           192
   9.000% 8/15/21....................................          272           286
                                                                        --------
                                                                          17,778

Government Income Fund CONTINUED
                                                         Principal        Market
                                                            Amount         Value
MORTGAGE-BACKED SECURITIES (5.0%)
Countrywide Mortgage Backed Securities Inc.
   Series 1994-F Class A4 6.000% 4/25/09.............       $  750        $  708
MDC Mortgage Funding Corp.
   8.850% 3/20/18....................................          527           542
Merrill Lynch Trust Series 20-D
   8.000% 12/20/18...................................          595           597
                                                                        --------
                                                                           1,847
                                                                        --------
TOTAL LONG-TERM OBLIGATIONS
(Cost basis $33,223)..............................................        33,960

SHORT-TERM OBLIGATIONS (12.1%)
U.S. GOVERNMENT AGENCY OBLIGATION (7.5%)
Federal Home Loan Mortgage Corp. 5.250% 7/03/96......        2,800         2,799
REPURCHASE AGREEMENT (4.6%)
CIBC Wood Gundy Securities 5.450%; 6/28/96 agreement
   collateralized by Federal National Mortgage
   Association bond, 6.450% due 4/12/01...............       1,695         1,695
                                                                        --------
TOTAL SHORT-TERM OBLIGATIONS
(Amortized cost $4,494)...........................................         4,494
TOTAL INVESTMENTS (103.3%)
(Cost basis $37,717)..............................................        38,454
OTHER ASSETS, LESS LIABILITIES (-3.3%)............................       (1,244)
                                                                        --------
TOTAL NET ASSETS (100%)...........................................       $37,210
                                                                        ========

*Security purchased on when issued or delayed delivery basis for which the Fund has not taken delivery as of June 30, 1996.

See accompanying notes to financial statements.

Balance Sheet
June 30, 1996
(Amounts In Thousands, except Per-Share Amount)
                                                                        GOVERNMENT
                                                                            INCOME
                                                                              FUND
                                                                           -------
ASSETS
Investments, at market value.....................................         $38,454
Receivable for fund shares sold..................................              48
Accrued interest receivable......................................             440
Cash and other assets............................................             100
                                                                          -------
   Total Assets.................................................          $39,042
                                                                          =======
LIABILITIES
Payable for investments purchased................................         $ 1,718
Dividends payable................................................              73
Payable to investment adviser and transfer agent.................               8
Other liabilities................................................              33
                                                                         --------
   Total Liabilities.............................................           1,832
                                                                         --------
CAPITAL
Paid-in capital .................................................          38,533
Net unrealized appreciation of investments.......................             737
Accumulated undistributed net investment income..................              14
Accumulated net realized losses on investments...................          (2,074)
                                                                         --------
   Total Capital (Net Assets)....................................          37,210
                                                                         --------
   Total Liabilities and Capital.................................         $39,042
                                                                          =======
Shares Outstanding (Unlimited Number Authorized).................           3,836
                                                                          =======
Net Asset Value (Capital) Per Share..............................         $  9.70
                                                                          =======

See accompanying notes to financial statements.

Statement of Operations
FOR THE YEAR ENDED
JUNE 30, 1996
(AMOUNTS IN THOUSANDS)
                                                                        GOVERNMENT
                                                                            INCOME
                                                                              FUND
INVESTMENT INCOME
Interest income..................................................           $2,610
                                                                           -------
EXPENSES
Management fees..................................................              219
Transfer agent fees..............................................               51
Printing and postage.............................................               26
SEC and state registration fees..................................               22
Legal and audit fees.............................................               32
Accounting fees..................................................               25
Trustees' fees...................................................               18
Custodian fees...................................................               10
Other............................................................               23
                                                                           -------
                                                                               426
Reimbursement of expenses by investment adviser..................              (61)
                                                                           -------
   Total Expenses................................................              365
                                                                           -------
   Net Investment Income.........................................            2,245
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gains on investments................................              186
Net change in unrealized appreciation on investments.............            (656)
                                                                           -------
   Net Losses on Investments.....................................            (470)
                                                                           -------
Net Increase in Net Assets Resulting from Operations.............           $1,775
                                                                            ======

See accompanying notes to financial statements.

Statements of Changes in Net Assets
FOR THE YEARS ENDED JUNE 30, 1995 AND 1996
(AMOUNTS IN THOUSANDS)
                                                                            GOVERNMENT
                                                                            INCOME FUND
                                                                        1995              1996
OPERATIONS
Net investment income ..........................................     $  2,770           $  2,245
Net realized gains (losses) on investments .....................       (1,162)               186
Net change in unrealized appreciation or
   depreciation of investments .................................        2,629               (656)
                                                                     --------           --------
   Net Increase in Net Assets Resulting from
     Operations ................................................        4,237              1,775
                                                                     --------           --------
DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income ...........................       (2,770)            (2,231)
                                                                     --------           --------
SHARE TRANSACTIONS
Subscriptions to fund shares ...................................       15,151             11,176
Investment income dividends reinvested .........................        2,106              1,663
Redemptions of fund shares .....................................      (27,280)           (12,453)
                                                                     --------           --------
   Net Increase (Decrease) from Share
     Transactions ..............................................      (10,023)               386
                                                                     --------           --------
   Net Decrease in Net Assets ..................................       (8,556)               (70)
TOTAL NET ASSETS
Beginning of Year ..............................................       45,836             37,280
                                                                     --------           --------
End of Year ....................................................       37,280             37,210
                                                                     ========           ========
Accumulated Undistributed Net Investment Income at
   End of Year .................................................     $   --             $     14
                                                                     ========           ========
ANALYSES OF CHANGES IN SHARES OF BENEFICIAL INTEREST
Subscriptions to fund shares ...................................        1,606              1,138
Investment income dividends reinvested .........................          223                168
                                                                     --------           --------
                                                                        1,829              1,306
Redemptions of fund shares .....................................       (2,877)            (1,256)
                                                                     --------           --------
Net increase (decrease) in fund shares .........................       (1,048)                50
Shares outstanding at beginning of year ........................        4,834              3,786
                                                                     --------           --------
Shares outstanding at end of year ..............................        3,786              3,836
                                                                     ========           ========

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies of the Stein Roe Government Income Fund (the "Fund"), a series of the Stein Roe Income Trust (a Massachusetts business trust). The policies are in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SECURITY VALUATIONS
All securities are valued as of June 28, 1996, the last business day in the period. Long-term debt securities are valued using market quotations if readily available at the time of valuation. If market quotations are not readily available, they are valued at a fair value using a procedure determined in good faith by the Board of Trustees, which has authorized the use of market valuations provided by a pricing service. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost. Those with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix, prepared by the Adviser, based on quotations for comparable securities. Other assets and securities of the Fund are valued by a method that the Board of Trustees believes represents a fair value.

FUTURES CONTRACTS
The Fund may enter into U.S. Treasury Bond futures contracts to either hedge against expected declines of their portfolio securities or as a temporary substitute for the purchase of individual bonds. Risks of entering into futures contracts include the possibility that there may be an illiquid market at the time the Fund seeks to close out a contract, and changes in the value of the futures contract may not correlate with changes in the value of the portfolio securities being hedged. Upon entering into a futures contract, the Fund deposits with its custodian, cash or securities in an amount sufficient to meet the initial margin requirements. Subsequent payments are made or received by the Fund equal to the daily change in the contract value and are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed or expires. The Fund did not enter into futures contracts during the year ended June 30, 1996.

FEDERAL INCOME TAXES
No provision is made for federal income taxes since the Fund elects to be taxed as a "regulated investment company" and make such distributions to its shareholders as to be relieved of all federal income taxes under provisions of current federal tax law. The Fund intends to utilize provisions of the federal income tax laws, which allow it to carry a realized capital loss forward up to eight years following the year of the loss, and offset such losses against any future realized gains. At June 30, 1996, the Fund had capital loss carryforwards of $1,871, expiring in 2003.

DISTRIBUTIONS TO SHAREHOLDERS
Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually. Distributions in excess of tax basis earnings are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings that result in temporary overdistri butions are classified as distributions in excess of net investment income or net realized gains, and any permanent differences are reclassified to paid-in capital. The Fund did not have distributions in excess of net investment income or net realized gains for the year ended June 30, 1996.

OTHER INFORMATION
Realized gains or losses from sales of securities are determined on the specific identified cost basis. Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. These securities are subject to market fluctuation during this period. When-issued and delayed delivery purchase commitments of the Fund amounted to $1,718 as of June 30, 1996. All amounts, except per-share amounts, are shown in thousands.

NOTE 2. PORTFOLIO COMPOSITION
The Fund invests primarily in securities issued or guaranteed as to principal and interest by the U.S. government or by its agencies and instrumentalities. See the Fund's schedule of invest ments for information on individual securities as well as industry diversification, and see Fund Highlights for the Fund's portfolio quality.

NOTE 3. TRUSTEES' FEES AND TRANSACTIONS WITH AFFILIATES
The Fund pays a monthly management fee to Stein Roe & Farnham Incorporated (the "Adviser"), an indirect majority-owned subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee for the Fund is computed at an annual rate of .60 of 1 percent of the first $100 million of average net assets and .55 of 1 percent thereafter.
   Effective July 1, 1996, as a result of shareholder vote, the Fund's investment advisory agreement was replaced by separate administrative and management agreements. The administrative fee for the Fund will be .15 of 1 percent of the first $100 million of average daily net assets, and .125 of 1 percent thereafter. The management fee for the Fund will be .45 of 1 percent of the first $100 million of average daily net assets, .425 of 1 percent thereafter. There is no increase in the aggregate fee paid to the Adviser due to these changes.
   The investment advisory agreement of the Fund provides that the Adviser will reimburse the Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which the Fund's shares are offered for sale. In addition, the Adviser has agreed to reimburse the Fund to the extent that expenses exceed 1 percent of average net assets. The expense limitation for the Fund expires October 31, 1997, subject to earlier termination by the Adviser on 30 days' notice.
   The transfer agent fees of the Fund are paid to SteinRoe Services, Inc.
(SSI), an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company. Effective July 3, 1996, SSI entered into an agreement with Colonial Investors Service Center, Inc., an indirect, majority-owned subsidiary of Liberty Mutual Insurance Company, to act as a sub-transfer agent for the Fund.
   The Adviser also provides certain accounting services. For the year ended June 30, 1996, the Fund incurred charges of $25 for these services.
   Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for the Fund for the year ended June 30, 1996, was $18. No remuneration was paid to any other trustee or officer of the Trust.

NOTE 4. SHORT-TERM DEBT
To facilitate portfolio liquidity, the Fund maintains borrowing arrangements under which it can borrow against portfolio securities. The Fund had no borrowings during the year ended June 30, 1996.

NOTE 5. INVESTMENT TRANSACTIONS
The aggregate cost of purchases and proceeds from sales other than short-term obligations for the year June 30, 1996, were $28,134 and $25,208 respectively. At June 30, 1996, unrealized appreciation and depreciation on a tax basis were $1,009 and $336, respectively. Cost of investments for federal income tax purposes and for financial reporting purposes were $37,781 and $37,717, respectively.

Financial Highlights

Government Income Fund
Selected per-share data (for a share outstanding throughout each year), ratios and supplemental data.
                                                                                       Years Ended June 30,
                                                                           1987           1988           1989           1990
Net Asset Value, Beginning of Year ..................................   $    10.10     $     9.79     $     9.59     $     9.77
                                                                        ----------     ----------     ----------     ----------
Income From Investment Operations
         Net investment income ......................................          .72            .74            .78            .76
         Net realized and unrealized gains (losses) on investments ..         (.31)          (.15)           .18           (.11)
                                                                        ----------     ----------     ----------     ----------
                  Total from investment operations ..................          .41            .59            .96            .65
                                                                        ----------     ----------     ----------     ----------
Distributions
         Net investment income ......................................         (.72)          (.74)          (.78)          (.76)
         Net realized capital gains .................................       --               (.05)       --              --
         In excess of realized gains ................................       --             --             --             --
                                                                        ----------     ----------     ----------     ----------
                  Total distributions ...............................         (.72)          (.79)          (.78)          (.76)
                                                                        ----------     ----------     ----------     ----------
Net Asset Value, End of Year ........................................   $     9.79     $     9.59     $     9.77     $     9.66
                                                                        ==========     ==========     ==========     ==========
Ratio of net expenses to average net assets (a) .....................         1.00%          1.00%          1.00%          1.00%
Ratio of net investment income to average net assets (b) ............         7.13%          7.68%          8.19%          7.90%
Portfolio turnover rate .............................................          205%           237%           239%           181%
Total return (b) ....................................................         4.01%          6.35%         10.61%          6.92%
Net assets, end of year (000s) ......................................   $   22,656     $   26,859     $   32,011     $   46,853

                                                                                         Years Ended June 30,
                                                                               1991             1992              1993
Net Asset Value, Beginning of Year ..................................      $     9.66        $     9.81        $    10.40
                                                                           ----------        ----------        ----------
Income From Investment Operations
         Net investment income ......................................             .75               .72               .64
         Net realized and unrealized gains (losses) on investments ..             .15               .59               .31
                                                                           ----------        ----------        ----------
                  Total from investment operations ..................             .90              1.31               .95
                                                                           ----------        ----------        ----------
Distributions
         Net investment income ......................................            (.75)             (.72)             (.64)
         Net realized capital gains .................................          --                --                  (.25)
         In excess of realized gains ................................          --                --                --
                                                                           ----------        ----------        ----------
                  Total distributions ...............................            (.75)             (.72)             (.89)
                                                                           ----------        ----------        ----------
Net Asset Value, End of Year ........................................      $     9.81        $    10.40        $    10.46
                                                                           ==========        ==========        ==========
Ratio of net expenses to average net assets (a) .....................            1.00%             0.99%             0.95%
Ratio of net investment income to average net assets (b) ............            7.65%             7.05%             6.25%
Portfolio turnover rate .............................................             136%              139%              170%
Total return (b) ....................................................            9.61%            13.75%             9.60%
Net assets, end of year (000s) ......................................      $   49,952        $   58,978        $   61,591

                                                                                          Years Ended June 30,
                                                                              1994              1995                 1996
Net Asset Value, Beginning of Year ..................................      $    10.46        $     9.48        $     9.85
                                                                           ----------        ----------        ----------
Income From Investment Operations
         Net investment income ......................................             .56               .62               .61
         Net realized and unrealized gains (losses) on investments ..            (.77)              .37              (.15)
                                                                           ----------        ----------        ----------
                  Total from investment operations ..................            (.21)              .99               .46
                                                                           ----------        ----------        ----------
Distributions
         Net investment income ......................................            (.56)             (.62)             (.61)
         Net realized capital gains .................................            (.01)          --                --
         In excess of realized gains ................................            (.20)          --                --
                                                                           ----------        ----------        ----------
                  Total distributions ...............................            (.77)             (.62)             (.61)
                                                                           ----------        ----------        ----------
Net Asset Value, End of Year ........................................      $     9.48        $     9.85        $     9.70
                                                                           ==========        ==========        ==========
Ratio of net expenses to average net assets (a) .....................            0.98%             1.00%             1.00%
Ratio of net investment income to average net assets (b) ............            5.49%             6.56%             6.13%
Portfolio turnover rate .............................................             167%              225%               73%
Total return (b) ....................................................           (2.26%)           10.94%             4.63%
Net assets, end of year (000s) ......................................      $   45,836        $   37,280        $   37,210

(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 1.44, 1.37, 1.21, and 1.07 percent for the years ended June 30, 1987 through 1990, respectively, and 1.09 and 1.17 percent for the years ended June 30, 1995 and 1996, respectively.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Report of Independent Auditors

To the Shareholders and Board of Trustees of Stein Roe Income Trust

Stein Roe Government Income Fund

We have audited the accompanying balance sheet, including the schedule of investments, of Stein Roe Government Income Fund as of June 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Stein Roe Government Income Fund at June 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 2, 1996

Funds for Every Investment Objective
The Stein Roe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objec tives. Call us at 800-338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the pro spectus carefully before you invest or send money.

MONEY MARKET FUNDS
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.
  o Government Reserves Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*
  o Cash Reserves Fund -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

BOND FUNDS
Bond funds seek high current income by investing pri marily in fixed income securities.
  o Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar -weighted average effective maturity will not exceed three years.
  o Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*
  o Intermediate Bond Fund-- Invests primarily in marketable debt securities with an average life of three to 10 years.
  o Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

TAX-EXEMPT FUNDS
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.
  o Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income.
     Free check writing available.*

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

  o Intermediate Municipals Fund -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.
  o Managed Municipals Fund -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.
  o High-Yield Municipals Fund -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

GROWTH AND INCOME FUNDS
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.
  o Balanced Fund +-- Seeks long-term growth of capital and current income consistent with reasonable investment risk by investing in equities, debt securities and cash equivalents.
  o Growth & Income Fund -- Pursues income and long-term capital growth by investing primarily in large, well-established companies.

GROWTH FUNDS
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.
  o Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.
  o Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, under followed or out-of-favor companies.
  o Special Venture Fund -- Seeks capital appreciation through equity securities of entre preneurially managed companies.
  o Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.
  o Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.
  o International Fund -- Invests in a diversified portfolio of foreign securities.

+Formerly Total Return Fund; name and investment objective changed effective April 17, 1996.

To Contact Us. . .

BY PHONE 800-338-2550
You can discuss your investment questions with a Stein Roe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a Stein Roe account, including Stein Roe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

STEIN ROE'S FUNDS-ON-CALL(R)
24-HOUR SERVICE LINE
Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest Stein Roe prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:
  o  Exchange shares between your Stein Roe accounts;
  o  Purchase shares by electronic transfer;
  o  Order additional account statements and money market fund checks;
  o  Redeem shares by check, wire or electronic transfer.

RETIREMENT PLAN ACCOUNTS
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 800-322-1130.
   For information on IRA plans, call us toll free at 800-338-2550.

BY MAIL
If you prefer to contact us by mail, please address all correspondence to: P.O. Box 8900, Boston,
MA 02205-8900. You also may
visit our Internet web site -- www.steinroe.com -- to contact us by e-mail.

IN PERSON
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you infor mation about any of the Stein Roe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

A GUIDE TO STEIN ROE SERVICES

We encourage you to take advantage of our free shareholder services. If you would like additional information about how to establish or use a Stein Roe service, just call us at 800 338-2550.

PURCHASES
In addition to sending us a check or wire to purchase additional fund shares, you can take advantage of these convenient automatic services:
  o Automatic Investment Plan -- Make regular investments ($50 minimum) in your Stein Roe account directly from your bank checking account. You select monthly, quarterly, semiannual or annual purchases.
  o Special Investments -- Purchase shares by telephone and pay for them by electronic transfer from your bank checking account.

EXCHANGES
  o Telephone Exchange -- Call us to exchange $50 or more from your existing account in one Stein Roe fund to an identically registered existing account in another Stein Roe fund. You receive this service when you open a Stein Roe fund account, unless you elect not to.*
  o Automatic Exchange -- Stein Roe will regularly exchange shares from your account in one Stein Roe fund to your account in another. You select twice-monthly, monthly, quarterly, semiannual or annual exchanges.

REDEMPTIONS
  o Telephone Redemption by Check -- Call to redeem $1,000 or more from your account. A check will be sent to your registered address. You automatically receive this service when you open a Stein Roe account, unless you elect not to.
  o Telephone Redemption by Wire -- Redeem shares by phone from your account ($1,000 minimum) and wire the proceeds to your bank checking account. A small fee for wiring proceeds will be deducted from the amount wired.
  o Special Redemption Option -- If you do not want to preschedule your redemptions, you can redeem shares by telephone ($50 minimum/ $100,000 maximum) and have the proceeds sent directly to your bank checking account.
  o Automatic Redemption Plan -- Redeem either a fixed dollar or share amount, or a fixed percentage of your account automatically on a schedule you establish. You select monthly, quarterly, semiannual or annual withdrawals ($50 minimum/ $100,000 max imum), and the proceeds are sent either to your bank checking account or to an address you specify.
  o Money Market Fund Check Writing -- Write checks for $50 or more on your money market fund account.

*Stein Roe reserves the right to discontinue or modify the exchange privilege, and certain restrictions apply. Please refer to your prospectus for details.

A GUIDE TO STEIN ROE SERVICES

DISTRIBUTIONS
Most investors like to reinvest their dividends and capital gains distributions and put them back to work. If, however, you do not want them reinvested, consider these alternatives:
  o Dividend Purchase Option -- Use the distributions from one Stein Roe fund account ($25 minimum) to automatically purchase shares in your account with another Stein Roe fund.
  o Automatic Dividend Deposit -- Instead of receiving your dividends by check, your distributions are deposited automatically into your bank checking account.

RECORDKEEPING
  o Summary of Investments -- Consolidates quarterly transaction and investment infor mation for any or all of your household's Stein Roe accounts on one easy-to-read statement. At year end, Stein Roe provides a complete summary of all account activity for the year.

Income Trust

TRUSTEES
Timothy K. Armour
President, Mutual Fund Division and
Director, Stein Roe & Farnham Incorporated
Kenneth L. Block
Chairman Emeritus, A.T. Kearney, Inc.
William W. Boyd
Chairman and Director, Sterling Plumbing
Group Inc.
Lindsay Cook
Senior Vice President, Liberty Financial
Companies, Inc.
Douglas A. Hacker
Senior Vice President and Chief Financial Officer, United Airlines Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Thomas C. Theobald
Managing Partner, William Blair Capital Partners
Gordon R. Worley
Private investor

OFFICERS
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip J. Crosley, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Cynthia A. Prah, Vice President
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

AGENTS AND ADVISERS
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Logo: Stein Roe
Stein Roe Mutual Funds
Building Wealth for Generations (sm)

THE STEIN ROE FUNDS
Stein Roe Government Reserves Fund
Stein Roe Cash Reserves Fund
Stein Roe Limited Maturity Income Fund
Stein Roe Government Income Fund
Stein Roe Intermediate Bond Fund
Stein Roe Income Fund
Stein Roe Municipal Money Market Fund
Stein Roe Intermediate Municipals Fund
Stein Roe Managed Municipals Fund
Stein Roe High-Yield Municipals Fund
Stein Roe Balanced Fund
Stein Roe Growth & Income Fund
Stein Roe Growth Stock Fund
Stein Roe Young Investor Fund
Stein Roe Special Fund
Stein Roe Special Venture Fund
Stein Roe Capital Opportunities Fund
Stein Roe International Fund

                                P.O. Box 8900
                       Boston, Massachusetts 02205-8900
                                 800-338-2550
         In Chicago, visit our Fund Center at One South Wacker Drive
                 Liberty Securities Corporation, Distributor
                              Member SIPC. 7/96

                                                                         GI11A